

Amphenol

ENABLING THE ELECTRONICS REVOLUTION

2012 ANNUAL REPORT

AMPHENOL was founded in 1932. The Company is one of the largest manufacturers of interconnect products in the world. The Company designs, manufactures and markets electrical, electronic and fiber-optic connectors, interconnect systems, antennas and coaxial and high-speed specialty cable. Amphenol has a diversified presence in high growth markets including Information Technology and Data Communications, Mobile Devices, Mobile Networks, Broadband Communications, Military, Commercial Aerospace, Industrial and Automotive.

COMPARISON OF TOTAL DAILY COMPOUNDED RETURN AMONG AMPHENOL CORPORATION, S&P 500 INDEX AND PEER GROUP COMPOSITE



200%
175%
150%
125%
100%
75%
50%
25%
0%
2007
2008
2009
2010
2011
2012
Amphenol
Composite Group A (i)
Composite Group B
S&P 500

(i) Thomas & Betts Corporation ceased being publicly traded in 2012

The above graph compares the performance of Amphenol over a period of five years ending December 31, 2012 with the performance of the Standard & Poor's 500 Stock Index and the average performance of a composite group consisting of peer corporations on a line-of-business basis. The Company is excluded from this group. The corporations comprising Composite Group A are TE Connectivity, Hubbell Incorporated, Methode Electronics, Inc., Molex, Inc., and Thomas & Betts Corporation. In 2012, Thomas & Betts Corporation ceased being publicly traded, therefore Composite Group B is shown without Thomas & Betts Corporation and including TE Connectivity, Hubbell Incorporated, Methode Electronics, Inc., and Molex, Inc. Total Daily Compounded Return indices reflect reinvested dividends and are weighted on a market capitalization basis at the time of each reported data point.

CUMULATIVE TOTAL RETURN ANNUALLY: 12/31/2007 TO 12/31/2012

The data points for the graph are as follows:

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Amphenol	100%	52%	144%	158%	144%	187%
Composite Group A (i)	100%	50%	97%	127%	128%	N/A
Composite Group B	100%	50%	97%	125%	121%	145%
S&P 500	100%	62%	85%	98%	98%	111%

AMPHENOL IS HEADQUARTERED IN CONNECTICUT, USA AND EMPLOYS MORE THAN 41,000 WORLDWIDE.

Amphenol Corporation Financial Highlights

Year Ended December 31, (dollars in thousands, except per share amounts)	2012	2011	2010
Revenues	**$4,292,065**	$3,939,786	$3,554,101
Operating income	**$ 828,345**[1]	$ 751,678[2]	$ 700,357
Net income attributable to Amphenol Corporation	**$ 555,317**[1]	$ 524,191[2]	$ 496,405[3]
Reported net income per common share–diluted	**$3.39**[1]	$3.05[2]	$2.82[3]
Adjusted net income per common share–diluted	**$3.47**[1]	$3.05[2]	$2.70[3]
Weighted average common shares outstanding–diluted	**163,947,111**	171,825,588	176,325,993
Cash, cash equivalents and short-term investments	**$ 942,503**	$ 648,934	$ 624,229
Current and long-term debt, net	**$1,706,497**	$1,377,129	$ 799,992
Free cash flow	**$ 545,580**	$ 464,985	$ 315,435[4]

(1) 2012 operating income, net income attributable to Amphenol Corporation and reported net income per common share–diluted include acquisition-related transaction costs of $2,000, or $0.01 per share relating to 2012 acquisitions. 2012 net income attributable to Amphenol Corporation and reported net income per common share–diluted also include income tax costs of $11,300, or $0.07 per share, relating to a delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 relating primarily to research and development credits and certain U.S. taxes on foreign income. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the Company of $11,300, or $.07 per share, relating to the 2012 tax year will be recorded as a benefit in the first quarter of 2013 at the date of the reinstatement. Excluding these effects, adjusted operating income, net income attributable to Amphenol Corporation and net income per common share–diluted for 2012 are $830,300, $568,600 and $3.47, respectively.

(2) 2011 operating income, net income attributable to Amphenol Corporation and reported net income per common share–diluted include (a) a charge for expenses incurred in connection with a flood at the Company's Sidney, NY facility of $21,500, less a tax benefit of $7,900, or $0.08 per share, (b) acquisition-related transaction costs of $2,000, less a tax benefit of $200, or $0.01 per share relating to 2011 acquisitions and (c) a gain related to a contingent payment adjustment of approximately $17,800, less tax expense of $6,600, or $0.06 per share. 2011 net income attributable to Amphenol Corporation and reported net income per common share–diluted also include a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $4,500, or $0.03 per share. Excluding these effects, adjusted operating income, net income attributable to Amphenol Corporation and net income per common share–diluted for 2011 are $757,300, $523,900 and $3.05, respectively.

(3) 2010 net income attributable to Amphenol Corporation and reported net income per common share–diluted include a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $20,700, or $0.12 per share. Excluding these effects, adjusted net income attributable to Amphenol Corporation and net income per common share–diluted for 2010 are $475,700 and $2.70, respectively.

(4) The adoption of Accounting Standards Update No. 2009-16 in 2010 had the effect of decreasing free cash flow by $82,000. Excluding this effect, free cash flow is $397,435.

Dear Fellow Shareholders:

2012 was an outstanding year for Amphenol.

The Company surpassed $4 billion in revenues for the first time in our more than 80-year history, achieving new records of performance in Sales and EPS, together with industry leading profitability and cash flow.

- Sales grew 9% to $4.3 billion.
- EPS grew 14%* to $3.47*.
- Operating margins reached 19.3%*.
- Free cash flow was $546 million.

*adjusted

The achievement of more than $4 billion in sales represents the accomplishment of an important goal set by our management team nearly five years ago at a time when the Company's revenues were less than $2.5 billion.

The strength of our performance during this period has resulted in our rise to become the second largest and most diversified company in the dynamic interconnect industry. While our organization has faced many challenges, through it all our consistent commitment to our simple philosophy together with an unwavering focus on technology and performance has led to a track record of results that is unique in our industry.

Our philosophy is simple:

- Create opportunities for growth and margin expansion by providing performance-enhancing interconnect technologies to our customers
- Maintain close contact with and support of local markets and customers
- Manage risk through diversification and flexibility
- Manage the Company's money as if it were our own, through efficient investments and relentless cost control
- Capitalize on the acquisition opportunities created by a fragmented industry
- Maximize operating performance through a collaborative, entrepreneurial management structure with clear accountability for results

We are especially pleased that we have continued the expansion of our market position, growing sales by 9% in 2012 in a year when industry analysts reported a decline in the overall interconnect market. The Company has outperformed the industry for the last 10 years, achieving a 15% compound average growth rate, significantly above the average industry growth rate.

We have a clear mission to be the enabler of the electronics revolution; that mission has been very successful thus far and will be a great driver of our success going forward. Our consistent focus on technology innovation and customer support through all phases of the economic cycle has resulted in the Company strengthening our position across each of our important end markets. Our results in 2012 once again confirm that the end market diversification of the Company is a tremendous asset, especially given the continuing high degree of uncertainty still present in the global economy. Our continued drive for diversification has enabled Amphenol to further expand our market position into new markets, new customers and new applications. In addition, our organization has accelerated the development of innovative interconnect technologies.



We accelerated our acquisition program in 2012, completing five acquisitions in five markets.



These developments have allowed Amphenol to capitalize on exciting new areas of the ever-expanding electronics market, thereby broadening the opportunity for our future growth. In particular, we are excited about the potential in the many new markets that are emerging, including next-generation commercial air, alternative energy generation, new vehicle electronics, next-generation lighting systems and advanced mobile technologies. We believe these new markets have the real potential to create strong platforms for the Company's future growth.

In 2012, the revolution in electronics across all of our end markets continued to accelerate. As new electronic functionalities have been developed and implemented at an increasingly rapid pace, the premium that our customers place on our leading-edge interconnect technologies has expanded.

Our worldwide organization is focused on partnering with customers in all markets to develop innovative interconnect technologies that drive overall equipment performance to higher levels. Our focus on technologies that enable mobility, support increasing bandwidth, minimize power consumption and allow functionality in harsh environments has positioned us as the interconnect supplier of choice to our customers in the many diverse markets in which we participate, creating a sustainable performance advantage.

■ The mobile revolution is accelerating as end users access voice, video and data anywhere and anytime. Mobility is being adopted at a rapid pace across all of our served markets. As this new functionality expands across a diverse set of mobile applications, ranging from mobile phones and tablet computers, to automobiles, to industrial and military aerospace equipment, our organization is working with customers around the world to enable these challenging new applications. Whether connecting a tablet computer to a next-generation wireless base station or creating a communications system within a rail network, these applications require expertise in **radio frequency technology**. Radio frequency has been one of Amphenol's core technologies since our engineers worked with the United States Military to invent the world's first RF connector in the 1940's. Our RF offering now encompasses a complete suite of RF products, including connectors, cable assemblies, interconnect systems and antennas. The accelerating proliferation of mobile devices, networks and new applications creates an excellent outlook for RF technology.

■ As the creation and usage of data grows unabated, the information technology networks supporting data communication are experiencing a revolutionary expansion of content-rich applications led by video and other multimedia on the internet. The data explosion has been enabled in particular by the rapid proliferation of smart mobile devices. This revolution is driving the need for a significant expansion in bandwidth and speed in carrier networks and enterprise data centers, creating new demands for **high-speed interconnect technology**. In 2012, we accelerated our development engineering efforts to increase the bandwidth capacity of our high-speed interconnect systems while expanding our advanced simulation and testing capabilities. We are working in close partnership with customers around the world to solve



Our long-term efforts at securing significant content on next-generation jetliners supported the Company's outstanding growth in commercial air in 2012.

their increasing challenges and allow their teams to optimize and validate their entire system performance. These efforts have resulted in significant technological breakthroughs and value creation. For example, our backplane and mezzanine connectors were the first to achieve 25-gigabit speeds and continue today to be the leading solution for those applications that require high-bandwidth support. Whether we supply cable assemblies, backplane and mezzanine interconnect products, input-output connectors, or entire interconnect systems, these high-speed and high-bandwidth products will be a significant driver of growth in the future as the need for speed continues to accelerate.

■ The rapid growth in demand for power in applications across all of our end markets has driven the need for even higher technology solutions to guarantee safety while driving greater efficiency. In particular, the acceleration of alternative and traditional energy-related applications is creating significant requirements for new power interconnects. Amphenol's strong portfolio of **innovative power interconnect technologies** has positioned us very well to be a key enabler of more efficient power systems for a broad range of industrial and military applications, thereby creating



tremendous value for our customers. In addition, the challenge of powering a broad array of data center and communications equipment is prompting customers to seek more innovative solutions in power interconnect. Our wide array of connectors, cable assemblies, busbars and power interconnect systems lead the way in enabling this equipment to minimize power consumption while ensuring reliability and continuity of performance.



Amphenol continued to invest in next-generation manufacturing technology, thereby ensuring cost-effective, high-performance products.

We believe our leading portfolio of power interconnect products creates a strong platform for growth as electronics require increasingly complex power systems.

■ The continuing rapid proliferation of electronics in the military, aerospace, industrial and automotive markets requires the adaptation of our interconnect technologies to these more demanding, harsh environments. In particular, as these applications have adopted more revolutionary functionalities, our leading capability to package precision interconnect into harsh environments has become critical to the Company's success. We have for decades been the clear leader in **harsh environment interconnect**. These applications include electronics that must operate in extremely challenging environments, with severe variations in temperature, air pressure, vibration and humidity. Our long history in meeting the needs of military aerospace customers has resulted in a deep technical capability in adapting interconnect products to meet these difficult specifications. We see tremendous opportunities to apply our harsh environment interconnect know-how to new military and commercial aerospace electronic systems, as well as to a diverse range of industrial applications, including natural resource exploration and extraction, high-speed rail, heavy equipment, factory automation and alternative energy generation. Our leading position in harsh environment products will enable strong growth in the future.

In 2012, we continued to invest strongly for the future with new interconnect technology offerings for our customers, both organically and through strategic acquisitions, as well as through further development of our management team.

In addition, we continued our expansion into new geographies. At year end, we had more than 41,500 employees, of whom 80 percent were employed in low-cost regions. This has been a tremendous achievement for the Company and is the result of our ongoing efforts to expand production in these low-cost regions during the last decade. Most importantly, our presence in emerging economies has never been confined to simple low-cost production; we have created new, vertically-integrated businesses, encompassing management, research and development, sales and marketing, and manufacturing engineering, thereby positioning us to capitalize on the many growth opportunities in these


Amphenol
Tel-Ad

With the acquisition of Tel-Ad Electronics, Amphenol is now an interconnect leader in the important innovation center of Israel.

exciting markets. In particular, Asia has become our largest geographical end market, expanding to account for more than 44 percent of sales in 2012. Our broad geographic presence provides the opportunity to continue to balance our production locations to maximize customer service and minimize total cost. To that end, we are especially proud to have completed our first acquisition in the vibrant technology center of Israel in 2012, and are excited about our many opportunities for further global expansion.

We have continued to pursue our long-term successful strategy of acquiring complementary companies with superior, entrepreneurial management, excellent technology, strong market positions and the potential to gain leverage from Amphenol's global market position. In 2012, we accelerated our acquisition program, adding five new family members to Amphenol in the automotive, industrial, commercial air, broadband and IT and data communications markets, all creating excellent new platforms for future expansion for the Company. We are very excited about the growth potential created by these new additions and continue to explore additional acquisitions that are accretive to future performance.

Our talent development program has produced more than 80 general managers, individuals who run businesses and who have full accountability for their performance. Through our entrepreneurial management structure, we have created a tremendous depth of well-rounded, talented managers, positioning us very strongly for the future. Our management team is committed to driving sustained excellent performance for the Company through a shared dedication to pursuing leading technology and the highest levels of customer service. The entire Amphenol team has created significant value through many business cycles and is well-prepared to capitalize on the opportunities and to meet the challenges that will arise in 2013.

The revolutionary spread of electronics across every one of our served markets is creating significant opportunities for growth. We are excited to play an integral part in enabling that revolution, as new equipment, applications and functionalities take hold across essentially every area of the marketplace.

The electronics revolution is happening against the backdrop of the ongoing trends of globalization, customer and vendor consolidation, increasingly challenging technology requirements and the drive for integrated solutions. We have capitalized on these trends in 2012, and look to the future with the benefit of being in the strongest position in the history of the Company to take advantage of the multitude of exciting opportunities that we see across all of our markets.

For more than a decade we have achieved growth that is more than double the rate of the overall interconnect industry, all while achieving industry-leading profitability. This outperformance is a direct result of the consistent application of our strategy by our operating executives and the local general managers of each of our operating units worldwide. Their drive to maximize the performance of each of these businesses in their particular market and region is what sets Amphenol apart.

We leave 2012 with pride in having accomplished our long-term goal of reaching $4 billion in sales and are poised and ready for our next challenge. We believe Amphenol is uniquely positioned to continue to outperform the industry as we leverage both our technology and our unique culture to reach new heights of performance in 2013 and beyond.

Amphenol's greatest asset has always been our entrepreneurial management team, an unparalleled team that drives a culture of performance to every level of our organization of 41,500 employees. This culture of performance extends to both technology leadership and operating discipline – the key ingredients to sustained industry-leading performance.

- Our emphasis on technology leadership and product innovation is vital to both growth and profitability. We will continue to leverage our strong technology capabilities to create new market opportunities by offering our customers unique technological advantages. In addition, we will tailor our new product development toward higher margin opportunities by creating value for our customers through leading-edge innovations that enhance overall equipment performance.

- Our culture of strong operating discipline is what makes the difference in terms of our consistent achievement of industry-leading profitability and cash flow. We will drive proactive cost reductions to stay ahead of competition. We will react quickly at the local level to market dynamics. We will maintain financial discipline. And we will continue to drive accountability and a superior performance culture down to every level of our organization.

This is the Amphenol difference. This is how we will continue to enhance overall return and how we intend to outperform the industry in any economic environment.



We expanded our product portfolio, thereby gaining further position in the high-growth alternative energy markets.

It is with the full commitment of our management team and of every Amphenol employee that we will continue to drive the Company forward to produce superior performance for our customers, satisfaction for our employees and excellent returns for our shareholders.

R. Adam Norwitt
President and Chief Executive Officer

INFORMATION TECHNOLOGY AND DATA COMMUNICATIONS

Amphenol is a global provider of interconnect solutions to designers and manufacturers of internet-enabling systems. Amphenol's range of offerings in connectors, cable assemblies, backplane interconnect systems, power distribution assemblies and busbars, fiber optics and high performance cable span applications in servers, storage systems, optical and copper networking equipment and internet appliances. With our industry-leading high-speed, power and fiber optic technologies, together with superior simulation and testing capability and cost effectiveness, Amphenol leads the way in interconnect development for the IT and Datacom market.



Whether industry standard or application-specific designs are required, Amphenol provides customers with products that enable performance at the leading edge of next-generation, high-speed technology.



MOBILE NETWORKS

Amphenol is a leading global interconnect solutions and antenna provider to the wireless infrastructure market, including applications such as cellular base stations, core network controllers, radio links, mobile switches, wireless routers, cellsite antenna systems, combiners, filters and amplifiers. Amphenol offers a wide product portfolio for every wireless standard, including 3G, 3.5G, 4G, WiMAX, LTE, TD-LTE and other future IP-based solutions. The product range includes RF, high-speed, power and fiber-optic connectors and cable assemblies, antennas, backplane interconnect systems, power distribution systems and installation accessories as well as a complete suite of products for indoor wireless coverage.

MOBILE DEVICES

Amphenol provides a broad range of components with presence on more than 50% of the world's mobile devices produced each year. Amphenol designs and manufactures a broad range of interconnect products, antennas and electromechanical components found in a wide array of mobile computing devices, including tablets, ultrabooks, mobile phones, smart phones and e-readers. The broad product offering includes antennas, micro-coax assemblies, RF switches, microphone and speaker connectors, LCD connectors, camera sockets, board-to-board connectors, SIM and memory card sockets, battery connectors, input-output system connectors, charger connectors and cables and electromechanical hinges. Our capability for high-volume production of these technically demanding, miniaturized products, combined with our speed of new product introduction, are critical drivers of our long-term success in this market.



BROADBAND COMMUNICATIONS

Amphenol is a world leader in broadband communication products for the cable, satellite and telco content delivery networks with industry-leading engineering, design and manufacturing expertise. The Company offers a broad range of coaxial cable, interconnect and passive products to service the broadband market, from customer premises cables and interconnect devices to distribution cable and fiber optic components. Amphenol also has diverse interconnect products deployed on a wide range of broadband equipment from sophisticated head-end equipment to digital set-top boxes, high-speed cable modems and satellite interface devices. Amphenol leads the way in broadband communications.





MILITARY



Amphenol is the world leader in the design, manufacture and supply of high-performance interconnect systems for harsh environment military applications. Amphenol provides an unparalleled product breadth, from military specification connectors to customized high-speed board level interconnects; from flexible to rigid printed circuit boards; from backplane systems to completely integrated assemblies. Key markets supported are avionics, radar, communications, ordnance, missiles, engines, ground vehicles and tanks, naval, space and all aspects of military aviation. Amphenol is the technology leader, participating in all major programs from the earliest inception across each phase of the production cycle.



COMMERCIAL AEROSPACE

Amphenol is a leading provider of high-performance interconnect systems and components to the rapidly expanding commercial aerospace market. Amphenol products are used in a variety of aircraft applications including controls and instrumentation, in-flight entertainment systems, aircraft power distribution, lighting, control systems as well as airframe power distribution, wire bundling and cable management. In addition, Amphenol is a leading supplier of interconnect solutions to the aircraft engine market. All of Amphenol's products are specifically designed to operate in the harsh environments of commercial aerospace while also providing substantial weight reduction, simplified installation and minimal maintenance procedures.

INDUSTRIAL

Amphenol is a technology leader in the design, manufacture and supply of high-performance interconnect systems for a broad range of industrial applications, including oil and gas, alternative energy, medical equipment, factory automation, heavy equipment, mining, instrumentation, motion control and rail mass transportation. Amphenol's core competencies include application specific industrial interconnect solutions utilizing integrated assemblies with flexible printed circuits as well as high-power interconnects requiring a high degree of engineering and system integration. Our innovative solutions facilitate the increasing demands of embedded computing and power distribution.



AUTOMOTIVE

Amphenol is a leading supplier of advanced interconnect systems for a growing array of automotive electronics applications, high technology onboard electronics and automotive safety devices in automobiles. These applications include entertainment, communication, navigation, and telematics systems, as well as engine control, sensors and automotive safety systems. In addition, Amphenol has developed advanced technology solutions for hybrid-electric vehicles and is working with leading global customers to proliferate these advanced interconnect products into next-generation automobiles.



SALES PERCENTAGE BY MARKET SEGMENT

The Company has a diversified presence in high-growth segments of the interconnect market.



- Military
- Commercial Aerospace
- Industrial
- Automotive
- Mobile Devices
- Information Technology & Data Communications
- Mobile Networks
- Broadband Communications







Business Strategy



DEVELOP PERFORMANCE-ENHANCING INTERCONNECT SOLUTIONS

The Company seeks to expand the scope and number of its preferred supplier relationships. The Company works closely with these customers at the design stage to create and manufacture innovative solutions. These products generally have higher value-added content than other interconnect products and have been developed across all of the Company's end markets. In addition to solidifying its relationship with customers and providing a source of high value-added sales, this product development strategy has a number of important ancillary benefits. For example, once a performance-enhancing product has been developed for a particular customer, such new product often becomes widely accepted as a platform in the industry for similar applications. Thereafter, the demand for these new products grows as they become incorporated into products manufactured by other potential customers, thereby providing additional sources of revenue.

PURSUE BROAD DIVERSIFICATION



The Company constantly drives to increase the diversity of its markets, customers, applications and products. Due to the tremendous variety of opportunities in the electronics industry, management believes that it is very important to ensure we are participating wherever significant growth opportunities are available. In addition, this diversification ensures that we are able to proliferate our technologies across the broadest array of opportunities.



FOSTER COLLABORATIVE, ENTREPRENEURIAL MANAGEMENT

Our management system is designed to provide clear P&L and balance sheet responsibility in a flat organizational structure. Each general manager is incented to grow and develop his or her business and to think entrepreneurially in providing innovative, timely and cost-effective solutions to customer needs. In addition, our general managers have access to the resources of the larger organization and are encouraged to work collaboratively with other general managers to meet the needs of the expanding marketplace and to achieve common goals.

SALES, R&D AND MANUFACTURING ON 6 CONTINENTS


= MANUFACTURING OPERATIONS
= SALES OFFICES
= HEADQUARTERS





EXPAND GLOBAL PRESENCE

The Company intends to further expand its global manufacturing, engineering, sales and service operations to better serve its existing customer base, penetrate developing markets and establish new customer relationships. As the Company's global customers expand their international operations to access developing world markets and lower manufacturing costs in certain regions, the Company is continuing to expand its international footprint in order to provide just-in-time capabilities to these customers. The majority of the Company's international operations have broad capabilities including new product development. The Company is also able to take advantage of the lower manufacturing costs in some regions, and has established low-cost manufacturing and assembly facilities in the three major geographical markets of the Americas, Europe/Africa and Asia.

CONTROL COSTS



We recognize the importance in today's global marketplace of maintaining a competitive cost structure. Innovation, product quality and comprehensive customer service are not mutually exclusive with controlling costs. Controlling costs is part of a mindset–it is having the discipline to invest in programs that have a good return; it is maintaining a cost structure as flexible as possible to respond to changes in the marketplace; it is dealing with suppliers and vendors in a fair but prudent way to ensure a reasonable cost for materials and services; and it is a mindset of managers to manage the Company's assets as if they were their own.


HOLLAND

PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS

The Company believes that the fragmented interconnect industry continues to provide significant opportunities for strategic acquisitions. Accordingly, we continue to pursue acquisitions of high growth potential companies with strong management teams that complement our existing business while further expanding our product lines, technological capabilities and geographic presence. Furthermore, we seek to improve the profitability of acquired companies by leveraging Amphenol's access to low-cost manufacturing around the world.



SALES PERCENTAGE BY REGION

- North America
- Europe
- Asia
- Rest of World

The Company's sales are diversified across the world, and global sales growth expansion continues to be a key focus.

Key Operating Indices



Net Sales
$ Millions
3,236
2,820
3,554
3,940
4,292
08
09
10
11
12



Earnings Per Share - Diluted
$ Dollars
2.34
1.83
2.70(1)
3.05
3.47(2)
08
09
10
11
12

(1) Excludes a tax benefit of $.12 per share. Including this tax benefit, EPS–Diluted is $2.82.

(2) Excludes one-time income tax costs of $.07 per share. Including these income tax costs, EPS–Diluted is $3.39.



Operating Margin
Percent (%)
19.5
17.3
19.7
19.2(1)
19.3
08
09
10
11
12

(1) Excludes a gain related to a contingent payment adjustment of $17.8 million, a casualty loss related to a flood at the Company's Sidney, NY facility of $21.5 million and acquisition-related expenses of $2.0 million. Including these items, operating margin is 19.1%.



Free Cash Flow
$ Millions
373
519
397(1)
465
546
08
09
10
11
12

(1) Excludes the impact of the adoption of Accounting Standards Update No. 2009-16 in 2010, which had the effect of decreasing free cash flow by $82 million. Including the impact of adoption, free cash flow is $315 million.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-10879

AMPHENOL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**22-2785[illegible]**
(State of Incorporation)	(I.R.S. Employer Identification No.)



SEC MAIL
PROCESSING
RECEIVED
APR 30 2013
WASH, DC
193
SECTION

358 Hall Avenue, Wallingford, Connecticut 06492
203-265-8900

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock, $.001 par value	**New York Stock Exchange, Inc.**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Amphenol Corporation Class A Common Stock, $.001 par value, held by non-affiliates was approximately $8,813 million based on the reported last sale price of such stock on the New York Stock Exchange on June 30, 2012.

As of January 31, 2013, the total number of shares outstanding of Registrant's Class A Common Stock was 159,698,098.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement, which is expected to be filed within 120 days following the end of the fiscal year covered by this report, are incorporated by reference into Part III hereof.

INDEX | Page

PART I

Item 1. Business

General

Amphenol Corporation (together with its subsidiaries, "Amphenol" or the "Company") is one of the world's largest designers, manufacturers and marketers of electrical, electronic and fiber optic connectors, interconnect systems, antennas and coaxial and high-speed specialty cable. The Company was incorporated in 1987. Certain predecessor businesses, which now constitute part of the Company, have been in business since 1932. The primary end markets for the Company's products are:

- information technology and communication devices and systems for the converging technologies of voice, video and data communications;
- a broad range of industrial applications and traditional and hybrid-electric automotive applications; and
- commercial aerospace and military applications.

The Company's strategy is to provide its customers with comprehensive design capabilities, a broad selection of products and a high level of service on a worldwide basis while maintaining continuing programs of productivity improvement and cost control. For 2012, the Company reported net sales, operating income and net income attributable to Amphenol Corporation of $4,292.1 million, $828.3 million and $555.3 million, respectively. The table below summarizes information regarding the Company's primary markets and end applications for the Company's products in 2012:

	Information Technology & Communications	Industrial/Automotive	Military & Commercial Aerospace
Percentage of Sales (approximate)	57%	24%	19%
Primary End Applications	Broadband Communications Networks • cable and satellite networks • high-speed internet hardware • network switching equipment • cable modems • set top converters Information Technology and Data Communications • data networking equipment • servers • storage systems • computers and related peripherals Wireless Communication Systems and Devices • base stations • cell site installations • mobile computing devices • wireless devices • network infrastructure equipment	Industrial • alternative and traditional energy generation • geophysical • factory automation • heavy equipment • high speed and traditional rail • mass transportation • instrumentation • medical equipment • marine Automotive • safety and security systems • lighting • infotainment and communications • engine controls • exhaust cleaning • hybrid-electrical vehicles • environmental controls	Military • communications systems • ordnance and missile systems • radar systems • satellite and space programs • unmanned aerial vehicles • military aircraft • military vehicles • naval ships Commercial Aircraft • avionics • engine controls • flight controls • passenger-related systems • cable support systems

The Company designs and manufactures connectors and interconnect assemblies and systems, which are used primarily to conduct electrical, electronic and optical signals for a wide range of sophisticated electronic applications. The Company believes, based primarily on published market research, that it is the second largest connector and interconnect product manufacturer in the world. The Company has developed a broad range of interconnect products and antennas for information technology and communications device and equipment applications including the converging voice, video and data communications markets. The Company offers a broad range of interconnect products for geophysical and alternative and traditional energy generation, factory and machine tool automation, instrumentation and medical systems, automotive safety and security systems and a diverse range of automotive on-board electronics. The Company also designs and manufactures a broad range of products specifically for the wireless communications market including antennas and a diverse range of interconnect products. In addition, the Company believes that it is the leading supplier of high performance, military-specification, environmental connectors that require superior reliability and performance under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as solar and wind power generation, oil exploration, factory automation, medical equipment, hybrid-electric vehicles and off-road construction.

The Company is a global manufacturer employing advanced manufacturing processes. The Company designs, manufactures and assembles its products at facilities in the Americas, Europe, Asia, Australia and Africa. The Company sells its products through its own global sales force, independent representatives and a global network of electronics distributors to thousands of Original Equipment Manufacturers ("OEMs") in approximately 70 countries throughout the world. The Company also sells certain products to Electronic Manufacturing Services ("EMS") companies, to Original Design Manufacturing ("ODM") companies and to communication network operators. For 2012, approximately 36% of the Company's net sales were in North America, 16% were in Europe and 48% were in Asia and other countries.

The Company generally implements its product development strategy through product design teams and collaboration arrangements with customers, which result in the Company obtaining approved vendor status for its customers' new products and programs. The Company seeks to have its products become widely accepted within the industry for similar applications and products manufactured by other potential customers, which the Company believes will provide additional sources of future revenue. By developing application specific products, the Company has decreased its exposure to standard products which generally experience greater pricing pressure. In addition to product design teams and customer collaboration arrangements, the Company uses key account managers to manage customer relationships on a global basis such that it can bring to bear its total resources to meet the worldwide needs of its multinational customers.

The Company and industry analysts estimate that the worldwide sales of interconnect products were approximately $47 billion in 2012. The Company believes that the worldwide industry for interconnect products and systems is highly fragmented with over 2,000 producers of connectors and interconnect systems worldwide, of which the 10 largest, including Amphenol, accounted for a combined market share of approximately 67% in 2012.

The Company's acquisition strategy is focused on the consolidation of this highly fragmented industry. The Company targets acquisitions on a global basis in high growth segments that have complementary capabilities to the Company from a product, customer and/or geographic standpoint. The Company looks to add value to smaller companies through its global capabilities and generally expects acquisitions to be accretive to performance in the first year. In 2012, the Company invested approximately $252 million in five separate acquisitions in the automotive, commercial aerospace, industrial, and communications markets, which broadened and enhanced the Company's product offerings in these markets.

Business Segments

The following table sets forth the dollar amounts of the Company's net trade sales by business segment and geographic area. For a discussion of factors affecting changes in sales by business segment and additional financial data by business segment and geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 to the Consolidated Financial Statements included in Part II, Item 8 herein.

	2012	2011	2010
		(dollars in thousands)	
Net trade sales by business segment:			
Interconnect Products and Assemblies	$ 3,987,286	$ 3,666,042	$ 3,293,119
Cable Products	304,779	273,744	260,982
	$ 4,292,065	$ 3,939,786	$ 3,554,101
Net trade sales by geographic area[1]:			
United States	$ 1,379,684	$ 1,268,936	$ 1,258,167
China	1,065,058	980,239	851,626
Other International Locations	1,847,323	1,690,611	1,444,308
	$ 4,292,065	$ 3,939,786	$ 3,554,101

(1) Based on customer location to which product is shipped.

Interconnect Products and Assemblies. The Company produces a broad range of interconnect products and assemblies primarily for information technology, voice, video and data communication systems, wireless communication systems and devices, military systems and commercial aerospace, and automotive and industrial applications. Interconnect products include connectors, which when attached to an electric, electronic or fiber optic cable, a printed circuit board or other device, facilitate electronic or fiber optic transmission. Interconnect assemblies generally consist of a system of cable and connectors for linking electronic and fiber optic equipment. The Company designs and produces a broad range of connector and cable assembly products used in communication applications, such as: engineered cable assemblies used in base stations for wireless communication systems and internet networking equipment; smart card acceptor and other interconnect products used in mobile devices; set top boxes and other applications to facilitate reading data from smart cards; fiber optic connectors used in fiber optic signal transmission; backplane and input/output connectors and assemblies used for servers and data storage devices and linking personal computers and peripheral equipment; sculptured flexible circuits used for integrating printed circuit boards in communication applications and hinge products used in mobile phone and other wireless communication devices. The Company also designs and produces a broad range of radio frequency interconnect products and antennas used in wireless communication applications including wireless communication devices, base stations and other components of cellular and personal communication networks, information technology, instrumentation equipment, local area networks and automotive electronics.

The Company believes that it is the largest supplier of high performance, military-specification, circular environmental connectors. Such connectors require superior performance and reliability under conditions of stress and in hostile environments. High performance environmental connectors and interconnect systems are generally used to connect electric, electronic and fiber optic systems in sophisticated aerospace, military, commercial and industrial equipment. These applications present demanding technological requirements in that the connectors are subject to rapid and severe temperature changes, vibration, pressure, humidity and nuclear radiation. Frequent applications of these connectors and interconnect systems include aircraft, guided missiles, radar, military vehicles, equipment for spacecraft, energy, medical instrumentation, geophysical applications and off-road construction equipment. The Company also designs and produces industrial interconnect products used in a variety of applications such as factory automation equipment, mass transportation applications including railroads and marine transportation; and automotive safety systems and a diverse range of on-board electronics. The Company also designs and produces highly-engineered cable and backplane assemblies. Such assemblies are specially designed by the Company in conjunction with OEM customers for specific applications, primarily for computer, wired and wireless communication systems, office equipment, industrial and aerospace applications. The cable assemblies utilize the Company's connector and cable products as well as components purchased from others.

Cable Products. The Company designs, manufactures and markets coaxial cable and related interconnect products primarily for use in the broadband communications industry. The Company's Times Fiber Communications subsidiary is the world's second largest producer of coaxial cable for the cable television market. The Company believes that its Times Fiber Communications unit is one of the lowest cost producers of coaxial cable for cable television. The Company's coaxial cable and interconnect products are used in cable and satellite television systems including full service cable television/telecommunication systems being installed by cable and satellite operators as well as telecommunication companies offering video, voice and data services. The Company is also a major supplier of coaxial cable and related interconnect products to the international cable television market.

The Company manufactures two primary types of coaxial cable: semi-flexible, which has an aluminum tubular shield, and flexible, which has one or more braided metallic shields. Semi-flexible coaxial cable is used in the trunk and feeder distribution portion of cable television systems, and flexible cable (also known as drop cable) is used primarily for hookups from the feeder cable to the cable television subscriber's residence. Flexible cable is also used in other communication applications. The Company has also developed a broad line of radio frequency and fiber optic interconnect components for full service cable and satellite television and telecommunication networks.

The Company is also a leading producer of high speed data cables and specialty cables, which are used to connect internal components in systems with space and component configuration limitations. Such products are used in computer and office equipment applications as well as in a variety of information technology applications.

International Operations

The Company believes that its global presence is an important competitive advantage, as it allows the Company to provide quality products on a timely and worldwide basis to its multinational customers. Approximately 68% of the Company's sales for the year ended December 31, 2012 were outside the United States and approximately 25% of the Company's sales were sold to customers in China. The Company has international manufacturing and assembly facilities in China, Taiwan, Korea, India, Japan, Malaysia, Canada, Australia, Europe, Latin America, Africa and the Middle East. European operations include manufacturing and assembly facilities in the United Kingdom, Germany, France, the Czech Republic, Slovakia and Estonia, and sales offices in most European markets. The Company's international manufacturing and assembly facilities generally serve the respective local markets and coordinate product design and manufacturing responsibility with the Company's other operations around the world. The Company has lower cost manufacturing and assembly facilities in China, Malaysia, Mexico, India, Eastern Europe and Africa to serve regional and world markets. For a discussion of risks attendant to the Company's foreign operations, see the risk factor titled "The Company is subject to the risks of political, economic and military instability in countries outside the United States" in Part I, Item 1A herein.

Customers

The Company's products are used in a wide variety of applications by numerous customers. No single customer accounted for more than 10% of net sales for the years ended December 31, 2012, 2011 or 2010. The Company sells its products to over 10,000 customer locations worldwide. The Company's products are sold directly to OEMs, EMSs, ODMs, cable system operators, information technology companies and through manufacturers' representatives and distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a broad portfolio of leading technology solutions, design capability, global presence, and the ability to meet quality and delivery standards while maintaining competitive prices.

The Company has focused its global resources to position itself to compete effectively in this environment. The Company has concentrated its efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. The Company's strategy is to provide comprehensive design capabilities, a broad selection of products and a high level of service in the areas in which it competes. The Company has achieved a preferred supplier designation from many of its customers.

The Company's sales to distributors represented approximately 13% of the Company's 2012 sales. The Company's recognized brand names including "Amphenol", "Times Fiber", and others, together with the Company's strong connector design-in position (products that are specified in customer drawings), enhance its ability to reach the secondary market through its network of distributors.

Manufacturing

The Company employs advanced manufacturing processes including molding, stamping, plating, turning, extruding, die casting and assembly operations as well as proprietary process technology for specialty and coaxial cable production. The Company's manufacturing facilities are generally vertically integrated operations from the initial design stage through final design and manufacturing.

Outsourcing of certain fabrication processes is used when cost-effective. Substantially all of the Company's manufacturing facilities are certified to the ISO9000 series of quality standards, and many of the Company's manufacturing facilities are certified to other quality standards, including QS9000, ISO14000, TS16949 and TS16469.

The Company employs a global manufacturing strategy to lower its production costs and to improve service to customers. The Company sources its products on a worldwide basis with manufacturing and assembly operations in the Americas, Europe, the Middle East, Asia, Africa and Australia. To better serve certain high volume customers, the Company has established just-in-time facilities near these major customers.

The Company's policy is to maintain strong cost controls in its manufacturing and assembly operations. The Company is continually evaluating and adjusting its expense levels and workforce to reflect current business conditions and maximize the return on capital investments.

The Company purchases a wide variety of raw materials for the manufacture of its products, including precious metals such as gold and silver used in plating, aluminum, brass, steel, copper and bimetallic products used for cable, contacts and connector shells, and plastic materials used for cable and connector bodies and inserts. Such raw materials are generally available throughout the world and are purchased locally from a variety of suppliers. The Company is generally not dependent upon any one source for raw materials, or if one source is used the Company attempts to protect itself through long-term supply agreements.

Research and Development

The Company's research and development expense for the creation of new and improved products and processes was $92.5 million, $88.9 million and $77.6 million for 2012, 2011 and 2010, respectively. The Company's research and development activities focus on selected product areas and are performed by individual operating divisions. Generally, the operating divisions work closely with OEM customers to develop highly-engineered products and systems that meet specific customer needs. The Company focuses its research and development efforts primarily on those product areas that it believes have the potential for broad market applications and significant sales within a one-to-three year period.

Trademarks and Patents

The Company owns a number of active patents and trademarks worldwide. The Company also regards its trademarks "Amphenol" and "Times Fiber" to be of material value in its businesses. The Company has exclusive rights in all its major markets to use these registered trademarks. The Company has rights to other registered and unregistered trademarks which it believes to be of value to its businesses. While the Company considers its patents and trademarks to be valuable assets, the Company does not believe that its competitive position is dependent on patent or trademark protection or that its operations are dependent on any individual patent or trademark.

Competition

The Company encounters competition in substantially all areas of its business. The Company competes primarily on the basis of technology innovation, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to small companies. In the area of coaxial cable for cable television, the Company believes that it and CommScope, Inc. are the primary world providers of such cable; however, CommScope, Inc. is larger than the Company in this market. In addition, the Company faces competition from other companies that have concentrated their efforts in one or more areas of the coaxial cable market.

Backlog

The Company estimates that its backlog of unfilled orders was $800 million and $746 million at December 31, 2012 and 2011, respectively. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions. Unfilled orders may generally be cancelled prior to shipment of goods. It is expected that all or a substantial portion of the backlog will be filled within the next 12 months. Significant elements of the Company's business, such as sales to the communications related markets (including wireless communications, information technology and communications and broadband communications) and sales to distributors, generally have short lead times. Therefore, backlog may not be indicative of future demand.

Employees

As of December 31, 2012, the Company had approximately 41,600 employees worldwide of which approximately 33,400 were located in lower cost regions. Of these employees, approximately 34,900 were hourly employees and the remainder were salaried employees. The Company believes that it has a good relationship with its unionized and non-unionized employees.

Environmental Matters

Certain operations of the Company are subject to environmental laws and regulations which govern the discharge of pollutants into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company believes that its operations are currently in substantial compliance with applicable environmental laws and regulations and that the costs of continuing compliance will not have a material effect on the Company's financial condition, result of operations or cash flows.

Owners and occupiers of sites containing hazardous substances, as well as generators of hazardous substances, are subject to broad liability under various environmental laws and regulations, including expenditures for cleanup and monitoring costs and potential damages arising out of past disposal activities. Such liability in many cases may be imposed regardless of fault or the legality of the original disposal activity. The Company has performed remediation activities and is currently performing operations and maintenance and monitoring activities at three off-site disposal sites previously utilized by the Company's facility in Sidney, New York, and others - the Richardson Hill Road landfill, the Route 8 landfill and the Sidney landfill. Actions at the Richardson Hill Road and Sidney landfills were undertaken subsequent to designation as "Superfund" sites on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Route 8 landfill was designated as a New York State Inactive Hazardous Waste Disposal Site, with remedial actions taken pursuant to Chapter 6, Section 375-1 of the New York Code of Rules and Regulations. In addition, the Company is currently performing monitoring activities at, and in proximity to, its manufacturing site in Sidney, New York. The Company is also engaged in remediating or monitoring environmental conditions at certain of its other manufacturing facilities and has been named as a potentially responsible party for cleanup costs at other off-site disposal sites.

Subsequent to the acquisition of Amphenol from Allied Signal Corporation ("Allied Signal") in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 ("Honeywell")), the Company and Honeywell were named jointly and severally liable as potentially responsible parties in connection with several environmental cleanup sites. The Company and Honeywell jointly consented to perform certain investigations and remediation and monitoring activities at the Route 8 landfill and the Richardson Hill Road landfill, and they were jointly ordered to perform work at the Sidney landfill, all as referred to above. All of the costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement (the "Honeywell Agreement") entered into in connection with the acquisition in 1987. The environmental investigation, remediation and monitoring activities identified by the Company, including those referred to above, are covered under the Honeywell Agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material effect on the Company's consolidated financial condition, result of operations or cash flows.

Since 1987, the Company has not been identified nor has it been named as a potentially responsible party with respect to any other significant on-site or off-site hazardous waste matters. In addition, the Company believes that its manufacturing activities and disposal practices since 1987 have been in material compliance with applicable environmental laws and regulations. Nonetheless, it is possible that the Company will be named as a potentially responsible party in the future with respect to additional Superfund or other sites. Although the Company is unable to predict with any reasonable certainty the extent of its ultimate liability with respect to any pending or future environmental matters, the Company believes, based upon information currently known by management about the Company's manufacturing activities, disposal practices and estimates of liability with respect to known environmental matters, that any such liability will not have a material effect on the Company's consolidated financial condition, result of operations or cash flows.

Other

The Company's annual report on Form 10-K and all of the Company's other filings with the Securities and Exchange Commission ("SEC") are available to view, without charge, on the Company's web site, www.amphenol.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available without charge, from Amphenol Corporation, Investor Relations, 358 Hall Avenue, Wallingford, CT 06492.

Cautionary Information for Purposes of Forward Looking Statements

Statements made by the Company in written or oral form to various persons, including statements made in this annual report on Form 10-K and other filings with the SEC, that are not strictly historical facts are "forward looking" statements. Such statements should be considered as subject to uncertainties that exist in the Company's operations and business environment. Certain of the risk factors, assumptions or uncertainties that could cause the Company to fail to conform with expectations and predictions are described below under the caption "Risk Factors" in Part I, Item IA and elsewhere in this annual report on Form 10-K. Should one or more of these risks or uncertainties occur, or should the Company's assumptions prove incorrect, actual results may vary materially from those described in this annual report on Form 10-K as anticipated, believed, estimated or expected. We do not intend to update these forward looking statements.

Item 1A. Risk Factors

Investors should carefully consider the risks described below and all other information in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that it currently deems immaterial may also impair the Company's business and operations.

If actions taken by management to limit, monitor or control financial enterprise risk exposures are not successful, the Company's business and consolidated financial statements could be materially adversely affected. In such case, the trading price of the Company's common stock could decline and investors may lose all or part of their investment.

The Company is dependent on the communications industry, including information technology and data communications, wireless communications and broadband communications.

Approximately 57% of the Company's 2012 revenues came from sales to the communications industry, including information technology and data communication, wireless communications and broadband communications of which 20% of the Company's 2012 revenues came from sales to the wireless device market. Demand for these products is subject to rapid technological change (see below—"The Company is dependent on the acceptance of new product introductions for continued revenue growth"). These markets are dominated by several large manufacturers and operators who regularly exert significant price pressure on their suppliers, including the Company. There can be no assurance that the Company will be able to continue to compete successfully in the communications industry, and the Company's failure to do so could have an adverse effect on the Company's financial condition and results of operations.

Approximately 7% and 10% of the Company's 2012 revenues came from sales to the broadband communications and wireless infrastructure markets, respectively. Demand for the Company's products in these markets depends primarily on capital spending by operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending and, therefore, the Company's sales and profitability will be affected by a variety of factors, including general economic conditions, consolidation within the communications industry, the financial condition of operators and their access to financing, competition, technological developments, new legislation and regulation of operators. There can be no assurance that existing levels of capital spending will continue or that spending will not decrease.

Changes in defense expenditures may reduce the Company's sales.

Approximately 14% of the Company's 2012 revenues came from sales to the military market. The Company participates in a broad spectrum of defense programs and believes that no one program accounted for more than 1% of its 2012 revenues. The substantial majority of these sales are related to both U.S. and foreign military and defense programs. The Company's sales are generally to contractors and subcontractors of the U.S. or foreign governments or to distributors that in turn sell to the contractors and subcontractors. Accordingly, the Company's sales are affected by changes in the defense budgets of the U.S. and foreign governments. A significant decline in U.S. defense expenditures and foreign government defense expenditures generally could adversely affect the Company's business and have an adverse effect on the Company's financial condition and results of operations.

The Company encounters competition in substantially all areas of its business.

The Company competes primarily on the basis of technology innovation, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to small companies. There can be no assurance that additional competitors will not enter the Company's existing markets, nor can there be any assurance that the Company will be able to compete successfully against existing or new competition, and the inability to do so could have an adverse effect on the Company's business, financial condition and results of operations.

The Company is dependent on the acceptance of new product introductions for continued revenue growth.

The Company estimates that products introduced in the last two years accounted for approximately 24% of 2012 net sales. The Company's long-term results of operations depend substantially upon its ability to continue to conceive, design, source and market new products and upon continuing market acceptance of its existing and future product lines. In the ordinary course of business, the Company continually develops or creates new product line concepts. If the Company fails to or is significantly delayed in introducing new product line concepts or if the Company's new products do not meet with market acceptance, its business, financial condition and results of operations may be adversely affected.

Covenants in the Company's credit agreements may adversely affect the Company.

The Credit Agreement, amended on June 30, 2011, among the Company, certain subsidiaries of the Company, and a syndicate of financial institutions (the "Revolving Credit Facility") contains financial and other covenants, such as a limit on the ratio of debt to earnings before interest, taxes, depreciation and amortization, a limit on priority indebtedness and limits on incurrence of liens. Although the Company believes none of these covenants is presently restrictive to the Company's operations, the ability to meet the financial covenants can be affected by events beyond the Company's control, and the Company cannot provide assurance that it will meet those tests. A breach of any of these covenants could result in a default under the Revolving Credit Facility. Upon the occurrence of an event of default under any of the Company's credit facilities, the lenders could elect to declare amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders accelerate the repayment of borrowings, the Company may not have sufficient assets to repay the Revolving Credit Facility and other indebtedness.

Downgrades of the Company's debt rating could adversely affect the Company's results of operations and financial condition.

If the credit rating agencies that rate the Company's debt were to downgrade the Company's credit rating in conjunction with a deterioration of the Company's performance, it may increase the Company's cost of capital and make it more difficult for the Company to obtain new financing, which could adversely affect the Company's business.

The Company's results may be negatively affected by changing interest rates.

The Company is subject to market risk from exposure to changes in interest rates based on the Company's financing activities. As of December 31, 2012, $608.1 million, or 36% of the Company's outstanding borrowings, were subject to floating interest rates, primarily LIBOR. The Company has $600.0 million of unsecured Senior Notes due November 2014 outstanding, which were issued at 99.813% of their face value and which have a fixed interest rate of 4.75% (the "4.75% Senior Notes"). The Company has $500.0 million of unsecured Senior Notes due February 2022 outstanding, which were issued at 99.746% of their face value and which have a fixed interest rate of 4.00% (the "4.00% Senior Notes").

A 10% change in LIBOR at December 31, 2012 would have no material effect on the Company's interest expense. The Company does not expect changes in interest rates to have a material effect on income or cash flows in 2013, although there can be no assurances that interest rates will not significantly change.

The Company's results may be negatively affected by foreign currency exchange rates.

The Company conducts business in many international currencies through its worldwide operations, and as a result is subject to foreign exchange exposure due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect the Company's sales, gross margins and equity. The Company attempts to minimize currency exposure risk in a number of ways including producing its products in the same country or region in which the products are sold, thereby generating revenues and incurring expenses in the same currency, cost reduction and pricing actions, and working capital management. However, there can be no assurance that these actions will be fully effective in managing currency risk, especially in the event of a significant and sudden decline in the value of any of the international currencies of the Company's worldwide operations, which could have an adverse effect on the Company's results of operations and financial conditions.

The Company is subject to the risks of political, economic and military instability in countries outside the United States.

Non-U.S. markets account for a substantial portion of the Company's business. During 2012, non-U.S. markets constituted approximately 68% of the Company's net sales. The Company employs more than 90% of its workforce outside the United States. The Company's customers are located throughout the world and it has many manufacturing, administrative and sales facilities outside the United States. Because the Company has extensive non-U.S. operations as well as significant cash and cash investments held at institutions located outside of the U.S., it is exposed to risks that could negatively affect sales, profitability or the liquidity of such cash and cash investments including:

- tariffs, trade barriers and trade disputes;
- regulations related to customs and import/export matters;
- longer payment cycles;
- tax issues, such as tax law changes, examinations by taxing authorities, variations in tax laws from country to country as compared to the United States and difficulties in repatriating cash generated or held abroad in a tax-efficient manner;
- challenges in collecting accounts receivable;
- employment regulations and local labor conditions;
- difficulties protecting intellectual property;

- instability in economic or political conditions, including inflation, recession and actual or anticipated military or political conflicts; and
- the impact of each of the foregoing on outsourcing and procurement arrangements.

The Company may experience difficulties and unanticipated expense of assimilating newly acquired businesses, including the potential for the impairment of goodwill.

The Company has completed a number of acquisitions in the past few years and anticipates that it will continue to pursue acquisition opportunities as part of its growth strategy. The Company may experience difficulty and unanticipated expense in integrating such acquisitions and the acquisitions may not perform as expected. At December 31, 2012, the total assets of the Company were $5,215.5 million, which included $1,932.7 million of goodwill (the excess of fair value of consideration paid over the fair value of net identifiable assets of businesses acquired). The Company performs annual evaluations for the potential impairment of the carrying value of goodwill. Such evaluations have not resulted in the need to recognize an impairment. However, if the financial performance of the Company's businesses were to decline significantly, the Company could incur a material non-cash charge to its income statement for the impairment of goodwill.

The Company may experience difficulties in obtaining a consistent supply of materials at stable pricing levels, which could adversely affect its results of operations.

The Company uses basic materials like steel, aluminum, brass, copper, bi-metallic products, silver, gold and plastic resins in its manufacturing processes. Volatility in the prices of such material and availability of supply may have a substantial impact on the price the Company pays for such materials. In addition, to the extent such cost increases cannot be recovered through sales price increases or productivity improvements, the Company's margin may decline.

The Company may not be able to attract and retain key employees.

The Company's continued success depends upon its continued ability to hire and retain key employees at its operations around the world. Any difficulties in obtaining or retaining the management and other human resource competencies that the Company needs to achieve its business objectives may have an adverse effect on the Company's performance.

Changes in general economic conditions and other factors beyond the Company's control may adversely impact its business.

The following factors could adversely impact the Company's business:

- A global economic slowdown in any of the Company's market segments;
- The effects of significant changes in monetary and fiscal policies in the U.S. and abroad including significant income tax changes, currency fluctuations and unforeseen inflationary pressures;
- Rapid material escalation of the cost of regulatory compliance and litigation;
- Unexpected government policies and regulations affecting the Company or its significant customers;
- Unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars;
- Unforeseen interruptions to the Company's business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions, inventory excesses or natural disasters; and
- Increases in employment costs, particularly in low-cost regions in which the Company currently operates.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company's fixed assets include plants and warehouses and a substantial quantity of machinery and equipment, most of which is general purpose machinery and equipment using tools and fixtures and in many instances having automatic control features and special adaptations. The Company's plants, warehouses, machinery and equipment are in good operating condition, are well maintained, and substantially all of its facilities are in regular use. The Company considers the present level of fixed assets along with planned capital expenditures as suitable and adequate for operations in the current business environment. At December 31, 2012, the Company operated a total of 278 plants, warehouses and offices of which (a) the locations in the U.S. had approximately 2.7 million square feet, of which 1.3 million square feet were leased; (b) the locations outside the U.S. had approximately 8.1 million square feet, of which 5.8 million square feet were leased; and (c) the square footage by segment was approximately 9.8 million square feet and 1.0 million square feet for the Interconnect Products and Assemblies segment and the Cable Products segment, respectively.

The Company believes that its facilities are suitable and adequate for the business conducted therein and are being appropriately utilized for their intended purposes. Utilization of the facilities varies based on demand for the products. The Company continuously reviews its anticipated requirements for facilities and, based on that review, may from time to time acquire or lease additional facilities and/or dispose of existing facilities.

Item 3. Legal Proceedings

The Company and its subsidiaries have been named as defendants in several legal actions in which various amounts are claimed arising from normal business activities. Although the amount of any ultimate liability with respect to such matters cannot be precisely determined, in the opinion of management, such matters are not expected to have a material effect on the Company's financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company effected the initial public offering of its Class A Common Stock in November 1991. The Company's common stock has been listed on the New York Stock Exchange since that time under the symbol "APH." The following table sets forth on a per share basis the high and low sales prices for the common stock for both 2012 and 2011 as reported on the New York Stock Exchange.

	2012		2011	
	High	Low	High	Low
First Quarter	$ 59.77	$ 45.82	$ 59.11	$ 50.54
Second Quarter	61.33	51.19	57.34	49.41
Third Quarter	63.18	51.36	55.76	40.02
Fourth Quarter	65.01	57.77	50.51	38.98

The below graph compares the performance of Amphenol over a period of five years ending December 31, 2012 with the performance of the Standard & Poor's 500 Stock Index and the average performance of a composite group consisting of peer corporations on a line-of-business basis. The Company is excluded from this group. The corporations comprising Composite Group A are TE Connectivity, Hubbell Incorporated, Methode Electronics, Inc., Molex, Inc., and Thomas & Betts Corporation. In 2012, Thomas & Betts Corporation ceased being publicly traded, therefore Composite Group B is shown without Thomas & Betts Corporation and including TE Connectivity, Hubbell Incorporated, Methode Electronics, Inc., and Molex, Inc. Total Daily Compounded Return indices reflect reinvested dividends and are weighted on a market capitalization basis at the time of each reported data point.


200%
175%
150%
125%
100%
75%
50%
25%
0%
2007
2008
2009
2010
2011
2012
Amphenol
Composite Group A (i)
Composite Group B
S&P 500

(i) Thomas & Betts Corporation ceased being publicly traded in 2012

As of January 31, 2013, there were 42 holders of record of the Company's common stock. A significant number of outstanding shares of common stock are registered in the name of only one holder, which is a nominee of The Depository Trust Company, a securities depository for banks and brokerage firms. The Company believes that there are a significant number of beneficial owners of its common stock.

After declaration by the Board of Directors, the Company paid a quarterly dividend on its common stock of $0.105 per share in 2012 and $0.015 per share in 2011. Total dividends declared for the years ended 2012, 2011 and 2010 were $67.7 million, $10.1 million and $10.4 million, respectively. Total dividends paid in 2012 were $70.1 million, including those declared in 2011 and paid in 2012, total dividends paid in 2011 were $10.3 million, including those declared in 2010 and paid in 2011 and total dividends paid in 2010 were $10.4 million, including those declared in 2009 and paid in 2010. The Company intends to retain the remainder of its earnings not used for dividend payments to provide funds for the operation and expansion of the Company's business (including acquisition-related activity), to repurchase shares of its common stock and to repay outstanding indebtedness.

The Company's Revolving Credit Facility, amended June 30, 2011, contains financial covenants and restrictions, some of which may limit the Company's ability to pay dividends, and any future indebtedness that the Company may incur could limit its ability to pay dividends.

The following table summarizes the Company's equity compensation plan information as of December 31, 2012.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	13,463,148	$ 43.40	5,078,841
Equity compensation plans not approved by security holders	—	—	—
Total	13,463,148	$ 43.40	5,078,841

Repurchase of Equity Securities

In January 2011, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 20 million shares of its common stock during the three year period ending January 31, 2014 (the "2011 Program"). During the twelve months ended December 31, 2012, the Company repurchased 6.6 million shares of its common stock for approximately $380.0 million. These treasury shares have been retired by the Company and common stock and accumulated earnings were reduced accordingly. As of December 31, 2012, the Company had repurchased all shares authorized under the 2011 Program.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs at end of Period
January 1 to January 31, 2012	175,000	$ 54.75	175,000	6,396,611
February 1 to February 29, 2012	1,036,448	54.60	1,036,448	5,360,163
March 1 to March 31, 2012	284,462	55.25	284,462	5,075,701
April 1 to April 30, 2012	845,000	57.10	845,000	4,230,701
May 1 to May 31, 2012	1,155,000	56.61	1,155,000	3,075,701
June 1 to June 30, 2012	106,397	51.69	106,397	2,969,304
July 1 to July 31, 2012	488,682	57.86	488,682	2,480,622
August 1 to August 31, 2012	—	—	—	2,480,622
September 1 to September 30, 2012	2,427	59.98	2,427	2,478,195
October 1 to October 31, 2012	1,396,244	60.60	1,396,244	1,081,951
November 1 to November 30, 2012	1,081,951	60.97	1,081,951	—
December 1 to December 31, 2012	—	—	—	—
Total	6,571,611	$ 57.83	6,571,611	

In January 2013, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company may repurchase up to 10 million shares of its common stock during the two year period ending January 31, 2015 (the "2013 Program"). The price and timing of any such purchases under the 2013 Program will depend on factors such as levels of cash generation from operations, the volume of stock option exercises by employees, cash requirements for acquisitions, economic and market conditions and stock price. Through February 15, 2013, the Company has repurchased an additional 0.7 million shares of its common stock for $50.3 million. These treasury shares will be retired by the Company and common stock and accumulated earnings will be reduced accordingly. At February 15, 2013, approximately 9.3 million additional shares of common stock may be repurchased under the 2013 Program.

Item 6. Selected Financial Data

(dollars in thousands, except share and per share data)

	2012	2011	2010	2009	2008
Operations					
Net sales	$ 4,292,065	$ 3,939,786	$ 3,554,101	$ 2,820,065	$ 3,236,471
Net income attributable to Amphenol Corporation	555,317 [1]	524,191 [2]	496,405 [3]	317,834 [4]	419,151
Net income per common share—Diluted	3.39 [1]	3.05 [2]	2.82 [3]	1.83 [4]	2.34
Financial Condition					
Cash, cash equivalents and short-term investments	$ 942,503	$ 648,934	$ 624,229	$ 422,383	$ 219,415
Working capital	1,818,401	1,538,822	1,337,140	917,236	701,032
Total assets	5,215,463	4,445,225	4,015,857	3,219,184	2,994,159
Long-term debt, including current portion	1,706,497	1,377,129	799,992	753,449	786,459
Shareholders' equity attributable to Amphenol Corporation	2,429,959	2,171,769	2,320,855	1,746,077	1,349,425
Weighted average shares outstanding—Diluted	163,947,111	171,825,588	176,325,993	173,941,752	178,813,013
Cash dividends declared per share	$ 0.42	$ 0.06	$ 0.06	$ 0.06	$ 0.06

(1) Includes (a) acquisition-related transaction costs of $2.0 million, or $0.01 per share after taxes, relating to 2012 acquisitions and (b) income tax costs of $11.3 million, or $0.07 per share, relating to a delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 relating primarily to research and development credits and certain U.S. taxes on foreign income. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the Company of $11.3 million, or $0.07 per share, relating to the 2012 tax year will be recorded as a benefit in the first quarter of 2013 at the date of the reinstatement; as such between the fourth quarter of 2012 and the first quarter of 2013, there is no net impact on the Company from an income statement perspective. Net income per diluted common share for the year ended December 31, 2012, excluding the effects of these items is $3.47.

(2) Includes (a) a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $4.5 million, or $0.03 per share, (b) a contingent payment adjustment of approximately $17.8 million, less a tax expense of $6.6 million, or $0.06 per share after taxes, (c) a charge for expenses incurred in connection with a flood at the Company's Sidney, New York facility of $21.5 million, less a tax benefit of $7.9 million, or $0.08 per share after taxes and (d) acquisition related transaction costs of $2.0 million, less a tax benefit of $0.2 million, or $0.01 per share after taxes relating to 2011 acquisitions. Net income per diluted common share for the year ended December 31, 2011, excluding the effects of these items is $3.05.

(3) Includes a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $20.7 million, or $0.12 per share. Net income per diluted common share for the year ended December 31, 2010, excluding the effect of this item is $2.70.

(4) Includes (a) a charge for expenses incurred in the early extinguishment of interest rate swaps of $4.6 million, less a tax benefit of $1.2 million, or $0.02 per share after taxes and (b) a tax benefit related to a reserve adjustment from the completion of the audit of certain of the Company's prior year tax returns of $3.6 million, or $0.02 per share. Net income per diluted common share for the year ended December 31, 2009, excluding the effects of these items is $1.83.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the results of operations for the three fiscal years ended December 31, 2012, 2011 and 2010 has been derived from and should be read in conjunction with the consolidated financial statements included in Part II, Item 8 herein.

Overview

The Company is a global designer, manufacturer and marketer of interconnect and cable products. In 2012, approximately 68% of the Company's sales were outside the U.S. The primary end markets for our products are:

- information technology and communication devices and systems for the converging technologies of voice, video and data communications;
- a broad range of industrial applications and traditional and hybrid-electric automotive applications; and
- commercial aerospace and military applications.

The Company's products are used in a wide variety of applications by numerous customers. The Company encounters competition in its markets and competes primarily on the basis of technology innovation, product quality, price, customer service and delivery time. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability and have competitive prices. The Company has focused its global resources to position itself to compete effectively in this environment. The Company believes that its global presence is an important competitive advantage as it allows the Company to provide quality products on a timely and worldwide basis to its multinational customers.

The Company's strategy is to provide comprehensive design capabilities, a broad selection of products and a high level of service in the areas in which it competes. The Company focuses its research and development efforts through close collaboration with its OEM customers to develop highly-engineered products that meet customer needs and have the potential for broad market applications and significant sales within a one-to-three year period. The Company is also focused on controlling costs. The Company does this by investing in modern manufacturing technologies, controlling purchasing processes and expanding into lower cost areas.

The Company's strategic objective is to further enhance its position in its served markets by pursuing the following success factors:

- Focus on customer needs;
- Design and develop performance-enhancing interconnect solutions;
- Establish a strong global presence in resources and capabilities;
- Preserve and foster a collaborative, entrepreneurial management structure;
- Maintain a culture of controlling costs; and
- Pursue strategic acquisitions.

For the year ended December 31, 2012, the Company reported net sales, operating income and net income attributable to Amphenol Corporation of $4,292.1 million, $828.3 million and $555.3 million, respectively; up 9%, 10% and 6%, respectively, from 2011. Sales and profitability trends are discussed in detail in "Results of Operations" below. In addition, a strength of the Company has been its ability to consistently generate cash. The Company uses cash generated from operations to fund capital expenditures and acquisitions, repurchase shares of its common stock, pay dividends and reduce indebtedness. In 2012, the Company generated operating cash flow of $674.7 million.

Results of Operations

The following table sets forth the components of net income attributable to Amphenol Corporation as a percentage of net sales for the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	68.7	68.4	67.4
Casualty loss related to flood	—	0.5	—
Change in contingent acquisition-related obligations	—	(0.5)	—
Acquisition-related expenses	—	0.1	—
Selling, general and administrative expenses	12.0	12.4	12.9
Operating income	19.3	19.1	19.7
Interest expense	(1.4)	(1.1)	(1.2)
Other income, net	0.2	0.2	0.1
Income before income taxes	18.1	18.2	18.6
Provision for income taxes	(5.1)	(4.8)	(4.5)
Net income	13.0	13.4	14.1
Net income attributable to noncontrolling interests	(0.1)	(0.1)	(0.1)
Net income attributable to Amphenol Corporation	12.9%	13.3%	14.0%

2012 Compared to 2011

Net sales were $4,292.1 million for the year ended December 31, 2012 compared to $3,939.8 million for the year ended December 31, 2011, an increase of 9% in U.S. dollars, 10% in local currencies and 5% organically (excluding both currency and acquisition impacts). Sales in the Interconnect Products and Assemblies segment in 2012 (approximately 93% of net sales) increased 9% in U.S. dollars, 10% in local currencies and 5% organically compared to 2011 ($3,987.3 million in 2012 versus $3,666.0 million in 2011). The Company achieved strong organic growth in the automotive, industrial, mobile devices, information technology ("IT") and data communication equipment, and commercial aerospace markets. Sales to the automotive market increased (approximately $121.7 million), driven primarily by acquisitions and growth in new electronics applications. Industrial market sales increased (approximately $79.2 million), primarily reflecting acquisitions and increased sales to the alternative energy and oil and gas markets. Sales to the mobile devices market increased (approximately $69.6 million), primarily due to increased demand on new mobile computing platforms. Sales to the IT and data communication equipment market increased (approximately $63.6 million), primarily due to increased sales of high speed and power products in latest generation servers. Sales to the commercial aerospace market increased (approximately $38.0 million), primarily due to higher airplane production volumes as well as new airplane platforms. This was partially offset by reductions in sales to the military aerospace market (approximately $22.9 million), primarily due to reductions in procurement by defense contractors related to budget uncertainties and a reduction in sales to the wireless infrastructure market (approximately $26.6 million), primarily due to slowed demand at base station/equipment manufacturers. Sales in the Cable Products segment in 2012 (approximately 7% of net sales) increased 11% in U.S. dollars, 14% in local currencies and 8% organically compared to 2011 ($304.8 million in 2012 versus $273.7 million in 2011). Organic growth was primarily due to increased demand in broadband markets.

Geographically, sales in the U.S. in 2012 increased approximately 9% ($1,379.7 million in 2012 versus $1,268.9 million in 2011) compared to 2011. International sales for 2012 increased approximately 9% in U.S. dollars and 11% in local currencies ($2,912.4 million in 2012 versus $2,670.9 million in 2011) compared to 2011 with particular strength in Asia. The comparatively stronger U.S. dollar in 2012 had the effect of decreasing net sales by approximately $48.3 million when compared to foreign currency translation rates in 2011.

The gross profit margin as a percentage of net sales was 31.3% in 2012 compared to 31.6% in 2011. The decrease in gross profit margin as a percentage of sales relates primarily to lower margins in the Interconnect Products and Assemblies segment due primarily to product mix, partially offset by increased margins in the Cable Products segment, primarily as a result of higher volumes and favorable product mix from an acquisition in 2012. Operating margin in the Interconnect Product and Assemblies segment was 21.5% of sales in both 2012 and 2011 as the lower gross margin was offset by lower selling, general, and administrative expenses. Operating margin in the Cable Products segment increased to 13.5% in 2012 from 12.7% of sales in 2011, primarily as a result of higher gross margins. On a consolidated basis, operating margins improved from 19.1% in 2011 to 19.3% in 2012.

As separately presented in the Consolidated Statements of Income, the Company incurred $2.0 million of acquisition-related expenses in both 2012 and 2011 in connection with acquisitions made during each of these respective years. For the years ended December 31, 2012 and 2011, these expenses had an impact of $2.0 million and $1.8 million on net income, respectively, or $0.01 per share for each year.

Selling, general and administrative expenses were $512.9 million and $486.3 million in 2012 and 2011. Selling, general, and administrative expenses increased approximately 5% in 2012 over 2011, compared to a 9% increase in sales, and therefore, declined as a percentage of sales from 12.4% in 2011 to 12.0% in 2012. The decrease as a percentage of sales relates primarily to cost control actions and product mix. Administrative expenses increased approximately $24.5 million in 2012, primarily related to increases in stock-based compensation expense, salaries and employee-related benefits and amortization of acquisition related identified intangible assets, and represented approximately 4.7% and 4.5% of sales for 2012 and 2011, respectively. Research and development expenditures increased approximately $3.6 million in 2012, reflecting increases in expenditures for new product development and represented approximately 2.2% and 2.3% of sales for 2012 and 2011, respectively. Selling and marketing expenses in 2012 were consistent with amounts incurred in 2011 and represented approximately 5.1% and 5.6% of sales for 2012 and 2011, respectively.

Interest expense was $59.6 million for 2012 compared to $43.0 million for 2011. The increase is primarily attributed to higher average debt levels related to the stock repurchases made under the 2011 Program and higher average borrowing costs due primarily to the issuance of the 4.00% Senior Notes in January 2012.

Other income, net, was $10.1 million for 2012 compared to $8.1 million for 2011, primarily related to interest income on higher levels of cash, cash equivalents and short-term investments.

The provision for income taxes was at an effective rate of 28.2% in 2012 and 26.2% in 2011. The 2012 tax rate reflects an increase in tax expense of $11.3 million, or $0.07 per diluted common share, resulting from the delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 relating primarily to research and development credits and certain U.S. taxes on foreign income that are part of the tax provisions within the American Taxpayer Relief Act. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the company of $11.3 million relating to the 2012 tax year will be recorded as a benefit in the first quarter of 2013 at the date of reinstatement; as such, between the fourth quarter of 2012 and the first quarter of 2013, there is no net impact on the Company from an income statement perspective. The 2011 tax rate reflects a decrease of $4.5 million, relating primarily to reserve adjustments from the favorable settlement of certain tax positions and the completion of prior year audits. Excluding these adjustments as well as the net impact of the acquisition related expenses, the loss incurred related to the 2011 Sidney flood and the 2011 contingent consideration gain, the Company's effective tax rate for 2012 and 2011 was 26.7% and 26.8%, respectively.

The Company operates in over sixty tax jurisdictions, and at any point in time has numerous audits underway at various stages of completion. With few exceptions, the Company is subject to income tax examinations by tax authorities for the years 2009 and after. The Company is generally not able to precisely estimate the ultimate settlement amounts or timing until the close of an audit. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company's belief that the underlying tax positions are fully supportable. As of December 31, 2012, the amount of the liability for unrecognized tax benefits, which if recognized would impact the effective tax rate, was approximately $16.2 million, the majority of which is included in other long-term liabilities in the accompanying Consolidated Balance Sheets. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted for changing facts and circumstances, including progress of tax audits and closing of statute of limitations. Based on information currently available, management anticipates that over the next twelve month period, audit activity could be completed and statutes of limitations may close relating to existing unrecognized tax benefits of approximately $5.6 million.

2011 Compared to 2010

Net sales were $3,939.8 million for the year ended December 31, 2011 compared to $3,554.1 million for 2010, an increase of 11% in U.S. dollars, 9% in local currencies and 6% organically (excluding both currency and acquisition impacts). Sales in the Interconnect Products and Assemblies segment in 2011 (approximately 93% of net sales) increased 11% in U.S. dollars, 10% in local currencies and 7% organically compared to 2010 ($3,666.0 million in 2011 versus $3,293.1 million in 2010) driven by strength in the wireless devices, automotive, industrial, and commercial aerospace markets. Sales to the wireless devices market increased (approximately $195.4 million), primarily due to increased smart wireless device and tablet computer demand. Sales to the automotive market increased (approximately $101.0 million) driven primarily by new electronics applications as well as from the impact of two acquisitions made during the year. Industrial market sales increased (approximately $71.3 million), primarily reflecting increased sales to alternative energy, oil and gas and heavy equipment markets. Sales to the commercial aerospace market increased (approximately $36.0 million), primarily due to higher airplane production volumes as well as next generation jet liner production. This was partially offset by reductions in sales to the military aerospace market (approximately $9.5 million), primarily due to reductions in procurement by defense contractors related to budget uncertainties and also due to the approximately $18.0 million business interruption impact from the flood at the Company's Sidney, New York facility in early September 2011 as further described below (the "Flood Impact"), partially offset by acquisition growth from a 2010 acquisition and a reduction in sales to the wireless infrastructure market (approximately $21.7 million), primarily due to slowed demand at base station/equipment manufacturers. Sales in the Cable Products segment in 2011 (approximately 7% of net sales) increased 5% in U.S. dollars and 3% in local currencies compared to 2010 ($273.7 million in 2011 versus $261.0 million in 2010), primarily due to increased spending in South American wireless infrastructure markets during the year, partially offset by lower spending in broadband communications markets.

Geographically, sales in the U.S. in 2011 increased approximately 1% ($1,268.9 million in 2011 versus $1,258.2 million in 2010) compared to 2010. International sales for 2011 increased approximately 16% in U.S. dollars and 14% in local currencies ($2,670.9 million in 2011 versus $2,296.0 million in 2010) compared to 2010 with particular strength in Asia. The comparatively weaker U.S. dollar in 2011 had the effect of increasing net sales by approximately $59.6 million when compared to foreign currency translation rates in 2010.

The gross profit margin as a percentage of net sales was 31.6% in 2011 compared to 32.6% in 2010. The operating margin for the Interconnect Products and Assemblies segment decreased approximately 0.5% compared to the prior year, as a result of the impacts of increases in input costs primarily due to higher commodity prices. These impacts were partially offset by the positive impacts of higher volume, cost reduction actions and price increases. The operating margins for the Cable Products segment decreased 0.9%, primarily as a result of higher relative material costs.

The Company incurred damage at its Sidney, New York manufacturing facility as a result of severe and sudden flooding in New York State in early September 2011. As separately presented in the Consolidated Statements of Income, the Company recorded a charge of $21.5 million ($13.5 million after taxes) or $0.08 per share, for property-related damage, as well as cleanup and repair efforts incurred through December 31, 2011, net of insurance recoveries. This charge includes the Company's loss for damaged inventory and machinery and equipment. The Sidney, New York manufacturing facility had limited manufacturing and sales activity primarily during the third quarter of 2011, but the plant was substantially back to full production by the end of the fourth quarter of 2011.

During the year ended December 31, 2011, the Company reassessed, based on current 2011 performance expectations, a contingent acquisition-related obligation which would have been payable in 2012 related to a 2010 acquisition (Note 3). Performance expectations were reduced as a result of a softening in demand in the defense market and the related deferral of certain defense related programs to periods beyond 2011 and therefore outside the contractual earn-out period. Therefore, it was determined that the payment related to 2011 profitability levels was no longer probable and the Company adjusted the remaining contingent consideration liability of $17.8 million as a gain in operating income as separately presented in the Consolidated Statements of Income. Based on the actual 2011 results of the acquired company, it has been determined that the 2012 contingent consideration payment is in fact not payable. This adjustment had an impact of $11.2 million on net income, or $0.06 per share, for the year ended December 31, 2011.

As separately presented in the Consolidated Statements of Income, the Company incurred $2.0 million of acquisition-related expenses in 2011, or $0.01 per share, in connection with an acquisition made in the fourth quarter in the Interconnect Products and Assemblies segment.

Selling, general and administrative expenses were $486.3 million and $457.9 million in 2011 and 2010, or approximately 12% and 13% of net sales for 2011 and 2010, respectively. Selling and marketing expenses increased approximately $10.4 million in 2011 due primarily to the higher sales volume and the impact on related costs such as freight and employee-related costs. Research and development expenditures increased approximately $11.3 million in 2011, reflecting increases in expenditures for new product development and represented approximately 2% of sales for both 2011 and 2010. Administrative expenses increased approximately $6.7 million in 2011, primarily related to increases in stock-based compensation expense, salaries and employee-related benefits and amortization of acquisition related identified intangible assets, and represented approximately 5% of sales for both 2011 and 2010.

Interest expense was $43.0 million for 2011 compared to $40.7 million for 2010. The increase is primarily attributed to higher average debt levels related to the Company's stock repurchase program (Note 7), partially offset by lower average borrowing costs.

Other income, net, was $8.1 million for 2011 compared to $4.1 million for 2010, primarily related to interest income on higher levels of cash, cash equivalents and short-term investments.

The provision for income taxes was at an effective rate of 26.2% in 2011 and 24.3% in 2010. The 2011 and 2010 tax rates reflect a reduction in tax expense of $4.5 million and $20.7 million, respectively, relating primarily to reserve adjustments from the favorable settlement of certain tax positions and the completion of prior year audits. Excluding these adjustments as well as the net impact of acquisition related expenses, the loss related to the 2011 Sidney flood and the 2011 contingent consideration gain, the Company's effective tax rate for 2011 and 2010 was 26.8% and 27.4%, respectively.

Liquidity and Capital Resources

Cash flow provided by operating activities was $674.7 million for 2012 compared to $565.2 million for 2011. The increase in cash flow provided by operating activities for 2012 compared to 2011 is primarily due to an increase in net income and a lower increase in components of working capital, partially offset by a net increase in other long-term assets. Cash flow provided by operating activities was $565.2 million for 2011 compared to $424.9 million for 2010. Cash flow provided by operating activities for the 2010 period includes the effect of adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-16 ("ASU 2009-16"), which became effective January 1, 2010 and resulted in a decrease to cash flow provided by operating activities of $82.0 million in 2010. The increase in cash flow provided by operating activities for 2011 compared to 2010 (excluding the effect of adoption of ASU 2009-16 in 2010) is primarily due to an increase in net income, a lower increase in components of working capital and a decrease in other long-term assets primarily related to deferred income taxes.

The components of working capital as presented on the accompanying Consolidated Statements of Cash Flow increased $8.9 million in 2012 due primarily to increases in inventory and accounts receivable of $45.9 million and $123.9 million, respectively, offset by increases in accounts payable and accrued liabilities of $99.4 million and $61.5 million, respectively. The components of working capital increased $110.3 million in 2011 due primarily to increases in inventory, accounts receivable, and other current assets of $88.5 million, $9.7 million and $8.9 million, respectively, and a decrease of $27.5 million in accounts payable, partially offset by a $24.3 million increase in accrued liabilities. The components of working capital increased $120.1 million in 2010 due primarily to increases in accounts receivable, inventory, and other current assets of $157.7 million, $65.2 million and $5.6 million, respectively, partially offset by a $76.9 million increase in accounts payable and a $31.5 million increase in accrued liabilities.

The following represents the significant changes in the amounts as presented on the accompanying Consolidated Balance Sheets in 2012. Accounts receivable increased $143.5 million to $910.7 million resulting from higher sales levels, the impact of acquisitions of $15.6 million and translation resulting from the comparatively stronger U.S. dollar at December 31, 2012 compared to December 31, 2011 ("Translation"). Days sales outstanding at December 31, 2012 and 2011 were 72 days and 71 days, respectively. Inventory increased $83.9 million to $733.7 million, primarily due to the impact of higher sales activity and the impact of acquisitions of $35.9 million. Inventory days at December 31, 2012 and 2011 were 83 and 89, respectively. Other current assets increased $4.7 million to $120.0 million, primarily due to increases in value added tax and other receivables, partially offset by a decrease in the fair value of a settled foreign exchange forward contract. Land and depreciable assets, net, increased $36.9 million to $417.4 million reflecting capital expenditures of $129.1 million, as well as fixed assets from acquisitions, partially offset by depreciation of $98.6 million and disposals. Goodwill increased $186.6 million to $1,932.7 million, primarily as a result of four acquisitions in the Interconnect Products and Assemblies segment and one acquisition in the Cable Products segment completed during 2012. Other long-term assets increased $21.0 million to $158.4 million, primarily due to an increase in identifiable intangible assets resulting from the acquisitions in 2012. Accounts payable increased $118.7 million to $496.5 million, primarily as a result of an increase in purchasing activity during the year related to higher sales levels and due to the impact of acquisitions and Translation. Payable days at December 31, 2012 and 2011 were 56 and 53 days, respectively. Total accrued expenses increased $27.4 million to $291.7 million, primarily due to increases in accrued interest, the fair value of foreign exchange forward contracts, and accrued income taxes. Accrued pension and post-employment benefit obligations increased $37.5 million to $244.6 million due primarily to an increase in the projected benefit obligation as a result of a lower discount rate assumption.

In 2012, cash flow provided by operating activities of $674.7 million, net borrowings of $325.2 million, proceeds from the exercise of stock options including excess tax benefits from stock-based payment arrangements of $117.1 million, and proceeds from the disposal of fixed assets of $4.8 million, were used to fund purchases of treasury stock of $380.0 million, acquisition-related payments of $251.5 million, capital expenditures of $129.1 million, net purchases of short-term investments of $117.8 million, payments to shareholders of noncontrolling interests of $5.2 million and dividend payments of $70.1 million, which resulted in an increase in cash and cash equivalents of $175.8 million.

In 2011, cash flow provided by operating activities of $565.2 million, net borrowings of $569.2 million, proceeds from the exercise of stock options including excess tax benefits from stock-based payment arrangements of $32.1 million, proceeds from the disposal of fixed assets of $8.1 million, and cash and cash equivalents of $10.8 million were used to fund purchases of treasury stock of $672.2 million, acquisition-related payments of $303.3 million, capital expenditures of $100.2 million, contingent acquisition-related obligation payments of $40.0 million, net purchases of short-term investments of $35.5 million, payments to shareholders of noncontrolling interests of $30.0 million and dividend payments of $10.3 million.

At December 31, 2012 and 2011, the Company had cash, cash equivalents and short-term investments of $942.5 million and $648.9 million, respectively. The majority of these amounts are located outside of the U.S. The Company does not currently intend to repatriate these funds. However, any repatriation of funds would result in the need to accrue and pay income taxes.

In June 2011, the Company amended its $1,000.0 million unsecured credit facility (the "Revolving Credit Facility") to reduce borrowing costs and to extend the maturity date from August 2014 to July 2016. At December 31, 2012, borrowings and availability under the Revolving Credit Facility were $500.4 million and $499.6 million, respectively. As of December 31, 2012, the interest rate on borrowings under the Revolving Credit Facility was at a spread over LIBOR. The Revolving Credit Facility requires payment of certain annual agency and commitment fees and requires that the Company satisfy certain financial covenants. At December 31, 2012, the Company was in compliance with the financial covenants under the Revolving Credit Facility.

In November 2009, the Company issued $600.0 million principal amount of unsecured 4.75% Senior Notes due November 2014 (the "4.75% Senior Notes") at 99.813% of their face value. Interest on the 4.75% Senior Notes is payable semi-annually on May 15 and November 15 of each year to the holders of record as of the immediately preceding May 1 and November 1. The Company may, at its option, redeem some or all of the 4.75% Senior Notes at any time by paying a make-whole premium, plus accrued and unpaid interest, if any, to the date of repurchase. The 4.75% Senior Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The fair value of the 4.75% Senior Notes at December 31, 2012 was approximately $640.0 million based on recent bid prices.

In January 2012, the Company issued $500.0 million principal amount of unsecured 4.00% Senior Notes due February 2022 (the "4.00% Senior Notes") at 99.746% of their face value. Net proceeds from the sale of the 4.00% Senior Notes were used to repay borrowings under the Company's Revolving Credit Facility. Interest on the 4.00% Senior Notes is payable semi-annually on February 1 and August 1 of each year, beginning August 1, 2012, to the holders of record as of the immediately preceding January 15 and July 15. The Company may, at its option, redeem some or all of the 4.00% Senior Notes at any time by paying 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase, plus a make-whole premium (if redeemed prior to November 1, 2021). The 4.00% Senior Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The fair value of the 4.00% Senior Notes at December 31, 2012 was approximately $533.0 million based on recent bid prices.

A subsidiary of the Company has entered into a Receivables Securitization Facility with a financial institution whereby the subsidiary can sell an undivided interest of up to $100.0 million in a designated pool of qualified accounts receivable (the "Receivables Securitization Facility"). The Company services, administers and collects the receivables on behalf of the purchaser. The Receivables Securitization Facility includes certain covenants and provides for various events of termination. Transfers of receivables are reflected as debt issued in the Company's Consolidated Statements of Cash Flow, and the value of the outstanding undivided interest held by investors at December 31, 2011 and December 31, 2012 is accounted for as a secured borrowing and is included in the Company's Consolidated Balance Sheets as long-term debt. At December 31, 2012, borrowings under the Receivables Securitization Facility were $100.0 million. Fees incurred in connection with the Receivables Securitization Facility are included in interest expense. Such fees were approximately $1.0 million, $1.6 million, and $1.5 million for 2012, 2011 and 2010, respectively. In January 2013, the Company extended the Receivables Securitization Facility to amend the expiration date to January 2014.

The carrying value of borrowings under the Company's Revolving Credit Facility and Receivables Securitization Facility approximated their fair value at December 31, 2012 due to their relative short-term maturities and market interest rates.

The Company had $14.6 million of issued and unused letters of credit at December 31, 2012.

The Company's primary ongoing cash requirements will be for operating and capital expenditures, product development activities, repurchase of its common stock, funding of pension obligations, dividends and debt service. The Company may also use cash to fund all or part of the cost of acquisitions. The Company expects that capital expenditures in 2013 will be approximately $150 to $170 million. After declaration by the Board of Directors, the Company paid a quarterly dividend on its common stock of $0.105 per share in 2012 and $0.015 per share in 2011. Total dividends declared during 2012, 2011 and 2010 were $67.7 million, $10.1 million and $10.4 million, respectively. Total dividends paid in 2012 were $70.1 million, including those declared in 2011 and paid in 2012, total dividends paid in 2011 were $10.3 million, including those declared in 2010 and paid in 2011, and total dividends paid in 2010 were $10.4 million, including those declared in 2009 and paid in 2010. The Company's debt service requirements consist primarily of principal and interest on the Senior Notes, the Revolving Credit Facility and the Receivables Securitization Facility.

The Company's primary sources of liquidity are internally generated cash flow, the Revolving Credit Facility, the Receivables Securitization Facility and cash, cash equivalents and short-term investments. The Company expects that ongoing cash requirements will be funded from these sources; however, the Company's sources of liquidity could be adversely affected by, among other things, a decrease in demand for the Company's products, a deterioration in certain of the Company's financial ratios or a deterioration in the quality of the Company's accounts receivable. However, management believes that the Company's cash, cash equivalents and short-term investment position, ability to generate strong cash flow from operations, availability under its Revolving Credit Facility and its Receivables Securitization Facility will allow it to meet its obligations for the next twelve months.

In January 2011, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 20 million shares of its common stock during the three year period ending January 31, 2014 (the "2011 Program"). During the twelve months ended December 31, 2012, the Company repurchased 6.6 million shares of its common stock under the 2011 Program for approximately $380.0 million. These treasury shares have been retired by the Company and common stock and accumulated earnings were reduced accordingly. As of December 31, 2012, the Company had repurchased all shares authorized under the 2011 Program.

In January 2013, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company may repurchase up to 10 million shares of its common stock during the two year period ending January 31, 2015 (the "2013 Program"). The price and timing of any such purchases under the 2013 Program will depend on factors such as levels of cash generation from operations, the volume of stock option exercises by employees, cash requirements for acquisitions, economic and market conditions and stock price. Through February 15, 2013, the Company has repurchased 0.7 million shares of its common stock under the 2013 Program for $50.3 million. These treasury shares will be retired by the Company and common stock and accumulated earnings will be reduced accordingly. At February 15, 2013, approximately 9.3 million additional shares of common stock may be repurchased under the 2013 Program.

Environmental Matters

Subsequent to the acquisition of Amphenol from Allied Signal Corporation ("Allied Signal") in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 ("Honeywell")), the Company and Honeywell were named jointly and severally liable as potentially responsible parties in connection with several environmental cleanup sites. The Company and Honeywell jointly consented to perform certain investigations and remediation and monitoring activities at the Route 8 landfill and the Richardson Hill Road landfill, and they were jointly ordered to perform work at the Sidney landfill, all as referred to above. All of the costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement (the "Honeywell Agreement") entered into in connection with the acquisition in 1987. The environmental investigation, remediation and monitoring activities identified by the Company, including those referred to above, are covered under the Honeywell Agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Since 1987, the Company has not been identified nor has it been named as a potentially responsible party with respect to any other significant on-site or off-site hazardous waste matters. In addition, the Company believes that its manufacturing activities and disposal practices since 1987 have been in material compliance with applicable environmental laws and regulations. Nonetheless, it is possible that the Company will be named as a potentially responsible party in the future with respect to additional Superfund or other sites. Although the Company is unable to predict with any reasonable certainty the extent of its ultimate liability with respect to any pending or future environmental matters, the Company believes, based upon information currently known by management about the Company's manufacturing activities, disposal practices and estimates of liability with respect to known environmental matters, that any such liability will not have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Inflation and Costs

The cost of the Company's products is influenced by the cost of a wide variety of raw materials, including precious metals such as gold and silver used in plating; aluminum, copper, brass and steel used for contacts, shells and cable; and plastic materials used in molding connector bodies, inserts and cable. The Company strives to offset the impact of increases in the cost of raw materials, labor and services through price increases, productivity improvements and cost saving programs. However, in certain markets, particularly in the communications related markets, this can be difficult and there is no guarantee that the Company will be successful.

Foreign Exchange

The Company conducts business in many international currencies through its worldwide operations, and as a result is subject to foreign exchange exposure due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect the Company's sales, gross margins and equity. The Company attempts to minimize currency exposure risk in a number of ways including producing its products in the same country or region in which the products are sold, thereby generating revenues and incurring expenses in the same currency, cost reduction and pricing actions, and working capital management. However, there can be no assurance that these actions will be fully effective in managing currency risk, especially in the event of a significant and sudden decline in the value of any of the international currencies of the Company's worldwide operations.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the Consolidated Statements of Income or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company does not expect that the adoption of this update will have a material effect on its financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles - Goodwill and Other: Testing for Goodwill Impairment* ("ASU 2011-08"), which allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this amendment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment of events and circumstances, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 was effective for the Company as of January 1, 2012. The Company utilized the option to assess qualitative factors pursuant to this update when performing its 2012 annual impairment assessment. The adoption of this update did not have a material effect on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 improves comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity, and (3) quantitative information required for fair value measurements categorized within Level 3 of the fair value hierarchy. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this guidance are to be applied prospectively, and were effective for the Company beginning January 1, 2012. The adoption of this update did not have a material effect on the Company's financial statements.

Pensions

The Company and certain of its domestic subsidiaries have two defined benefit pension plans ("U.S. Plans"), which cover certain U.S. employees and which represent the majority of the plan assets and benefit obligations of the aggregate defined benefit plans of the Company. The U.S. Plans' benefits are generally based on years of service and compensation and are generally noncontributory. Certain U.S. employees not covered by the U.S. Plans are covered by defined contribution plans. Certain foreign subsidiaries also have defined benefit plans covering their employees (the "International Plans"). The pension expense for the U.S. Plans and International Plans (the "Plans") approximated $25.2 million, $19.1 million and $18.0 million in 2012, 2011 and 2010, respectively, and is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, including a weighted-average discount rate, rate increase of future compensation levels, and an expected long-term rate of return on the respective Plans' assets.

The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The discount rate for the U.S. Plans on this basis was 3.75% at December 31, 2012 and 4.45% at December 31, 2011. Although future changes to the discount rate are unknown, had the discount rate increased or decreased 50 basis points, the accrued benefit obligation would have decreased or increased by approximately $23.0 million.

In developing the expected long-term rate of return assumption for the U.S. Plans, the Company evaluated input from its external actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. The Company also considered its historical twenty-year compounded return of approximately 9%, which has been in excess of these broad equity and bond benchmark indices. As described above, the expected long-term rate of return on the U.S. Plans' assets is based on an asset allocation assumption of 60% with equity managers (with an expected long-term rate of return of approximately 9%) and 40% with fixed income managers (with an expected long-term rate of return of approximately 7%). As of December 31, 2012 and 2011, the asset allocation was 62% with equity managers and 37% with fixed income managers and 1% in cash. The Company believes that the long-term asset allocation on average will approximate 60% with equity managers and 40% with fixed income managers. The Company regularly reviews the actual asset allocation and periodically rebalances investments to its targeted allocation when considered appropriate. Based on this methodology, the Company's expected long-term rate of return assumption to determine the accrued benefit obligation of the U.S. Plans at December 31, 2012 and 2011 is approximately 8.00% and 8.25%, respectively.

The Company made cash contributions to the Plans of $21.8 million, $22.8 million and $17.3 million in 2012, 2011 and 2010, respectively. The total liability for accrued pension and post-employment benefit obligations under the Company's pension and post-retirement benefit plans increased in 2012 to $246.6 million ($3.7 million of which is included in other accrued expenses representing required contributions to be made during 2013 for unfunded foreign plans) from $210.3 million in 2011 primarily due to a reduction of the discount rate assumption compared to 2011. The Company estimates that, based on current actuarial calculations, it will make a cash contribution to the Plans in 2013 of approximately $21.0 million, most of which is related to the U.S. Plans. Cash contributions in subsequent years will depend on a number of factors including the investment performance of the respective Plans' assets.

The Company offers various defined contribution plans for U.S. and foreign employees. Participation in these plans is based on certain eligibility requirements. The Company matches the majority of employee contributions to the U.S. defined contribution plans with cash contributions up to a maximum of 5% of eligible compensation. The Company provided matching contributions of approximately $2.7 million, $2.5 million and $2.2 million in 2012, 2011 and 2010, respectively.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are adjusted as new information becomes available. The Company's critical accounting policies and estimates are set forth below.

Revenue Recognition - The Company's primary source of revenues is from product sales to its customers. Revenue from sales of the Company's products is recognized at the time the goods are delivered and title passes, provided the earning process is complete and revenue is measurable. Delivery is determined by the Company's shipping terms, which are primarily freight on board shipping point. Revenue is recorded at the net amount to be received after deductions for estimated discounts, allowances and returns. These estimates and reserves are determined and adjusted as needed based upon historical experience, contract terms and other related factors. The shipping costs for the majority of the Company's sales are paid directly by the Company's customers. In the broadband communications market (approximately 8% of consolidated sales in 2012), the Company pays for shipping costs to the majority of its customers. Shipping costs are also paid by the Company for certain customers in the Interconnect Products and Assemblies segment. Amounts billed to customers related to shipping costs are immaterial and are included in net sales. Shipping costs incurred to transport products to the customer which are not reimbursed are included in selling, general and administrative expense.

Inventories - Inventories are stated at the lower of standard cost, which approximates average cost, or market. Provisions for slow-moving and obsolete inventory are made based on historical experience and product demand. Should future product demand change, existing inventory could become slow-moving or obsolete, and provisions would be increased accordingly.

Depreciable Assets - Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions. The Company has not recorded any significant impairments.

Goodwill - The Company performs its annual evaluation for the impairment of goodwill for the Company's reporting units as of each June 30. The Company has defined its reporting units as the two reportable business segments "Interconnect Products and Assemblies" and "Cable Products", as the components of these reportable business segments have similar economic characteristics. In 2012, the Company utilized the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test in accordance with ASU 2011-08, *Intangibles – Goodwill and Other: Testing for Goodwill Impairment* ("ASU 2011-08"), which was adopted by the Company as of January 1, 2012. Under this amendment, an entity is not required to calculate the fair value of a reporting unit unless the Company determines, based on a qualitative assessment of events and circumstances, that it is more likely than not that its fair value is less than its carrying amount.

As of June 30, 2012, and for each previous year in which the impairment test has been performed, the estimated fair value of the Company's reporting units significantly exceeded their carrying values and therefore, the Company has not recognized any goodwill impairment in 2012, 2011, or 2010 in connection with its annual impairment test.

Defined Benefit Plan Obligation - The defined benefit plan obligation is based on significant assumptions such as mortality rates, discount rates and plan asset rates of return as determined by the Company in consultation with the respective benefit plan actuaries and investment advisors (Note 9).

Income Taxes - Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement reporting purposes. At December 31, 2012, the cumulative amount of undistributed earnings of foreign affiliated companies was approximately $2.2 billion. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies as it is the Company's intention to reinvest these earnings permanently outside the U.S. It is not practicable to estimate the amount of tax that might be payable if undistributed earnings were to be repatriated as there is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that dividends received from foreign subsidiaries may generate additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend. These uncertainties are further complicated by the significant number of foreign tax jurisdictions involved. Deferred tax assets are regularly assessed for recoverability based on both historical and anticipated earnings levels and a valuation allowance is recorded when it is more likely than not that these amounts will not be recovered. The tax effects of an uncertain tax position taken or expected to be taken in income tax returns are recognized only if it is "more likely than not" to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company includes estimated interest and penalties related to unrecognized tax benefits in the provision for income taxes.

The significant accounting policies are more fully described in Note 1 to the Company's Consolidated Financial Statements.

Disclosures about contractual obligations and commitments

The following table summarizes the Company's known obligations to make future payments pursuant to certain contracts as of December 31, 2012, as well as an estimate of the timing in which such obligations are expected to be satisfied.

Contractual Obligations (dollars in thousands)	Payment Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (1)	$ 1,706,497	$ 100,293	$ 600,498	$ 506,860	$ 498,846
Interest related to 4.75% Senior Notes	57,000	28,500	28,500	—	—
Interest related to 4.00% Senior Notes	190,000	20,000	40,000	40,000	90,000
Operating leases	82,743	30,856	38,680	12,609	598
Purchase obligations	179,801	177,879	1,922	—	—
Accrued pension and post employment benefit obligations (2)	47,248	15,174	8,605	8,305	15,164
Total (3)	$ 2,263,289	$ 372,702	$ 718,205	$ 567,774	$ 604,608

(1) The Company has excluded expected interest payments on the Revolving Credit Facility and the Receivables Securitization Facility from the above table, as this calculation is largely dependent on average debt levels the Company expects to have during each of the years presented. The actual interest payments made related to the Revolving Credit Facility and Receivables Securitization Facility in 2012 were $8.3 million. Expected debt levels, and therefore expected interest payments, are difficult to predict, as they are significantly impacted by such items as future acquisitions, repurchases of treasury stock, dividend payments as well as payments or additional borrowing made to reduce or increase the underlying revolver balance.

(2) Included in this table are estimated benefit payments expected to be made under the Company's unfunded pension and post-retirement benefit plans. The Company also maintains several funded pension and post-retirement benefit plans, the most significant of which covers its U.S. employees. Over the past several years, there has been no minimum requirement for Company contributions to the U.S. Plans due to prior contributions made in excess of minimum requirements, however, the Company did make a voluntary contribution of approximately $18.5 million in 2012. An anticipated minimum required contribution of approximately $9.2 million was included in the above table related to the U.S. Plans for 2013. It is not possible to reasonably estimate expected required contributions in the above table after 2013 since several assumptions are required to calculate minimum required contributions, such as the discount rate and expected returns on pension assets.

(3) As of December 31, 2012, the Company has non-current liabilities of approximately $16.2 million recognized in accordance with the *Income Taxes* topic of the Accounting Standards Codification. These liabilities have been excluded from the above table due to the high degree of uncertainty regarding the timing of potential future cash flows; it is difficult to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company, in the normal course of doing business, is exposed to a variety of risks, including market risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk

The Company conducts business in many international currencies through its worldwide operations, and as a result is subject to foreign exchange exposure due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect the Company's sales, gross margins and equity. The Company attempts to minimize currency exposure risk in a number of ways including producing its products in the same country or region in which the products are sold, thereby generating revenues and incurring expenses in the same currency, cost reduction and pricing actions, and working capital management. However, there can be no assurance that these actions will be fully effective in managing currency risk, especially in the event of a significant and sudden decline in the value of any of the international currencies of the Company's worldwide operations.

As of December 31, 2012, the Company had foreign currency rate protection in the form of forward contracts that effectively fixed a Hong Kong dollar denominated intercompany debt obligation of 1,202.3 million Hong Kong dollars into a fixed euro denominated obligation expiring in November 2013 concurrent with the underlying intercompany loan. The Company also had a forward contract that effectively fixed a Hong Kong dollar denominated intercompany debt obligation of 604.7 million Hong Kong dollars into a fixed U.S. dollar denominated obligation expiring in November 2013 concurrent with the underlying intercompany loan. The Company does not engage in purchasing forward exchange contracts for trading or speculative purposes.

Refer to Note 5 of the Consolidated Financial Statements for a discussion of derivative financial instruments.

Interest Rate Risk

The Company is subject to market risk from exposure to changes in interest rates based on the Company's financing activities. As of December 31, 2012, $608.1 million, or 36% of the Company's outstanding borrowings, were subject to floating interest rates, primarily LIBOR. The Company has $600.0 million of unsecured Senior Notes due November 2014 outstanding, which were issued at 99.813% of their face value and which have a fixed interest rate of 4.75%. The Company has $500.0 million of unsecured Senior Notes due February 2022 outstanding, which were issued at 99.746% of their face value and which have a fixed interest rate of 4.00%.

Outstanding borrowings under the Company's Revolving Credit Facility are subject to floating interest rates, primarily LIBOR. At December 31, 2012, the Company's average LIBOR rate was 0.21%. A 10% change in the LIBOR interest rate at December 31, 2012 would have no material effect on interest expense. The Company does not expect changes in interest rates to have a material effect on income or cash flows in 2013, although there can be no assurances that interest rates will not significantly change.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Amphenol Corporation
Wallingford, Connecticut

We have audited the accompanying consolidated balance sheets of Amphenol Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amphenol Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Hartford, Connecticut
February 22, 2013

AMPHENOL CORPORATION
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Net sales	$ 4,292,065	$ 3,939,786	$ 3,554,101
Cost of sales	2,948,853	2,696,126	2,395,873
Gross profit	1,343,212	1,243,660	1,158,228
Casualty loss related to flood	—	21,479	—
Change in contingent acquisition-related obligations	—	(17,813)	—
Acquisition-related expenses	2,000	2,000	—
Selling, general and administrative expenses	512,867	486,316	457,871
Operating income	828,345	751,678	700,357
Interest expense	(59,613)	(43,029)	(40,741)
Other income, net	10,109	8,103	4,072
Income before income taxes	778,841	716,752	663,688
Provision for income taxes	(219,333)	(187,910)	(161,275)
Net income	559,508	528,842	502,413
Less: Net income attributable to noncontrolling interests	(4,191)	(4,651)	(6,008)
Net income attributable to Amphenol Corporation	$ 555,317	$ 524,191	$ 496,405
Net income per common share — Basic	$ 3.44	$ 3.09	$ 2.86
Weighted average common shares outstanding — Basic	161,522,080	169,640,115	173,785,650
Net income per common share — Diluted	$ 3.39	$ 3.05	$ 2.82
Weighted average common shares outstanding — Diluted	163,947,111	171,825,588	176,325,993
Dividends declared per common share	$ 0.42	$ 0.06	$ 0.06

See accompanying notes to consolidated financial statements.

AMPHENOL CORPORATION
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 559,508	$ 528,842	$ 502,413
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	26,079	(9,679)	18,504
Revaluation of derivatives	538	(287)	2,363
Defined benefit plan liability adjustment	(23,343)	(24,859)	(4,495)
Total other comprehensive income (loss), net of tax	3,274	(34,825)	16,372
Total comprehensive income	562,782	494,017	518,785
Less: Comprehensive income attributable to noncontrolling interests	(4,412)	(5,126)	(7,047)
Comprehensive income attributable to Amphenol Corporation	$ 558,370	$ 488,891	$ 511,738

See accompanying notes to consolidated financial statements.

AMPHENOL CORPORATION
Consolidated Balance Sheets
(dollars in thousands, except per share data)

	December 31, 2012	December 31, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 690,850	$ 515,086
Short-term investments	251,653	133,848
Total cash, cash equivalents and short-term investments	942,503	648,934
Accounts receivable, less allowance for doubtful accounts of $10,372 and $11,113, respectively	910,711	767,181
Inventories:		
Raw materials and supplies	243,127	210,886
Work in process	271,669	255,581
Finished goods	218,922	183,395
	733,718	649,862
Other current assets	119,983	115,260
Total current assets	2,706,915	2,181,237
Land and depreciable assets:		
Land	21,874	21,930
Buildings and improvements	167,884	159,573
Machinery and equipment	943,573	854,867
	1,133,331	1,036,370
Accumulated depreciation	(715,895)	(655,869)
	417,436	380,501
Goodwill	1,932,740	1,746,113
Other long-term assets	158,372	137,374
	$ 5,215,463	$ 4,445,225
Liabilities & Equity		
Current Liabilities:		
Accounts payable	$ 496,525	$ 377,867
Accrued salaries, wages and employee benefits	89,142	83,810
Accrued income taxes	94,341	87,315
Other accrued expenses	108,213	93,125
Short-term debt	100,293	298
Total current liabilities	888,514	642,415
Long-term debt (Note 2)	1,606,204	1,376,831
Accrued pension and post-employment benefit obligations	244,571	207,049
Other long-term liabilities	33,992	34,144
Commitments and contingent liabilities (Notes 2, 10 and 16)		
Equity:		
Class A Common Stock, $.001 par value; 500,000,000 shares authorized; 159,857,738 and 163,122,474 shares issued and outstanding at December 31, 2012 and 2011, respectively	160	163
Additional paid-in capital	336,683	189,166
Accumulated earnings	2,210,120	2,102,497
Accumulated other comprehensive loss	(117,004)	(120,057)
Total shareholders' equity attributable to Amphenol Corporation	2,429,959	2,171,769
Noncontrolling interests	12,223	13,017
Total equity	2,442,182	2,184,786
	$ 5,215,463	$ 4,445,225

See accompanying notes to consolidated financial statements.

AMPHENOL CORPORATION

Consolidated Statements of Changes in Equity

(dollars in thousands, shares in millions)

	Common Stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive	Treasury	Noncontrolling	Total
	Shares	Amount	Capital	Earnings	Loss	Stock	Interests	Equity
Balance January 1, 2010	173	$ 174	$ 71,368	$ 1,774,625	$ (100,090)	$ —	$ 16,741	$ 1,762,818
Net income				496,405			6,008	502,413
Other comprehensive income					15,333		1,039	16,372
Purchase of noncontrolling interests			(12,375)				(7,792)	(20,167)
Acquisitions resulting in noncontrolling interests							10,285	10,285
Distributions to shareholders of noncontrolling interests							(4,421)	(4,421)
Stock options exercised, including tax benefit	3	2	60,477					60,479
Dividends declared ($0.06 per common share)				(10,449)				(10,449)
Stock-based compensation			25,385					25,385
Balance December 31, 2010	176	$ 176	$ 144,855	$ 2,260,581	$ (84,757)	$ —	$ 21,860	$ 2,342,715
Net income				524,191			4,651	528,842
Other comprehensive income					(35,300)		475	(34,825)
Purchase of noncontrolling interests			(15,962)				(8,892)	(24,854)
Distributions to shareholders of noncontrolling interests							(5,077)	(5,077)
Purchase of treasury stock						(672,191)		(672,191)
Retirement of treasury stock	(13)	(13)		(672,178)		672,191		—
Stock options exercised, including tax benefit			31,594					31,594
Dividends declared ($0.06 per common share)				(10,097)				(10,097)
Stock-based compensation			28,679					28,679
Balance December 31, 2011	163	$ 163	$ 189,166	$ 2,102,497	$ (120,057)	$ —	$ 13,017	$ 2,184,786
Net income				555,317			4,191	559,508
Other comprehensive income					3,053		221	3,274
Distributions to shareholders of noncontrolling interests							(5,206)	(5,206)
Purchase of treasury stock						(380,023)		(380,023)
Retirement of treasury stock	(6)	(6)		(380,017)		380,023		—
Stock options exercised, including tax benefit	3	3	116,105					116,108
Dividends declared ($0.42 per common share)				(67,677)				(67,677)
Stock-based compensation			31,412					31,412
Balance December 31, 2012	160	$ 160	$ 336,683	$ 2,210,120	$ (117,004)	$ —	$ 12,223	$ 2,442,182

See accompanying notes to consolidated financial statements.

AMPHENOL CORPORATION
Consolidated Statements of Cash Flow
(dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 559,508	$ 528,842	$ 502,413
Adjustments for cash from operating activities:			
Depreciation and amortization	121,779	119,439	102,846
Net change in receivables sold under Receivables Securitization Facility	—	—	(82,000)
Stock-based compensation expense	31,412	28,679	25,385
Non-cash casualty loss related to flood	—	10,388	—
Change in contingent acquisition related obligations	—	(17,813)	—
Excess tax benefits from stock-based payment arrangements	(21,648)	(5,995)	(14,692)
Net change in operating assets and liabilities:			
Accounts receivable	(123,870)	(9,664)	(157,657)
Inventory	(45,934)	(88,486)	(65,179)
Other current assets	(71)	(8,890)	(5,637)
Accounts payable	99,416	(27,547)	76,932
Accrued income taxes	34,092	26,947	(3,996)
Other accrued liabilities	27,421	(2,613)	35,466
Accrued pension and post employment benefits	296	(5,660)	(1,247)
Other long-term assets	(7,684)	17,114	11,658
Other	(38)	466	601
Cash flow provided by operating activities	674,679	565,207	424,893
Cash flow from investing activities:			
Additions to property, plant and equipment	(129,099)	(100,222)	(109,458)
Proceeds from disposal of fixed assets	4,828	8,118	1,851
Purchases of short-term investments	(379,605)	(181,880)	(198,228)
Sales and maturities of short-term investments	261,800	146,373	138,012
Acquisitions, net of cash acquired	(251,523)	(303,273)	(180,402)
Cash flow used in investing activities	(493,599)	(430,884)	(348,225)
Cash flow from financing activities:			
Long-term borrowings under credit facilities	819,556	873,200	793,406
Repayments of long-term debt	(988,800)	(301,900)	(748,017)
Borrowings under senior notes	498,730	—	—
Payment of fees and expenses related to debt financing	(4,318)	(2,125)	(6,975)
Purchase and retirement of treasury stock	(380,023)	(672,191)	—
Proceeds from exercise of stock options	95,451	26,086	46,616
Excess tax benefits from stock-based payment arrangements	21,648	5,995	14,692
Payment of contingent acquisition-related obligations	—	(40,000)	—
Distributions to and purchases of noncontrolling interests	(5,206)	(29,931)	(24,588)
Dividend payments	(70,122)	(10,282)	(10,413)
Cash flow (used in) provided by financing activities	(13,084)	(151,148)	64,721
Effect of exchange rate changes on cash and cash equivalents	7,768	6,023	(114)
Net change in cash and cash equivalents	175,764	(10,802)	141,275
Cash and cash equivalents balance, beginning of year	515,086	525,888	384,613
Cash and cash equivalents balance, end of year	$ 690,850	$ 515,086	$ 525,888
Cash paid during the year for:			
Interest	$ 48,589	$ 40,489	$ 40,124
Income taxes	189,677	144,175	133,068

See accompanying notes to consolidated financial statements.

AMPHENOL CORPORATION
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies

Operations

Amphenol Corporation (together with its subsidiaries, "Amphenol" or the "Company") operates two business segments which consist of manufacturing and selling interconnect products and assemblies, and manufacturing and selling cable products. The Company sells its products to customer locations worldwide.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management include the fair value of acquired assets and liabilities, stock-based compensation, pension obligations, gains or losses on derivative instruments, accounting for income taxes, inventories, goodwill and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of less than three months. The carrying amounts approximate fair values of those instruments, the majority of which are in non-U.S. bank accounts.

Short-term Investments

Short-term investments consist primarily of certificates of deposit with original maturities of twelve months or less. The carrying amounts approximate fair values of those instruments, the majority of which are in non-U.S. bank accounts.

Accounts Receivable

Accounts receivable is stated at net realizable value. The Company regularly reviews accounts receivable balances and adjusts the receivable reserves as necessary whenever events or circumstances indicate the carrying value may not be recoverable.

Inventories

Inventories are stated at the lower of standard cost, which approximates average cost, or market. The principal components of cost included in inventories are materials, direct labor and manufacturing overhead. The Company regularly reviews inventory quantities on hand and evaluates the realizability of inventories and adjusts the carrying value as necessary based on forecasted product demand.

Depreciable Assets

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the respective asset lives determined on a composite basis by asset group or on a specific item basis using the estimated useful lives of such assets, which range from 3 to 12 years for machinery and equipment and 20 to 40 years for buildings. Leasehold building improvements are depreciated over the shorter of the lease term or estimated useful life. It is the Company's policy to periodically review fixed asset lives. Depreciation expense is included in both cost of sales and selling, general and administrative expense in the Consolidated Statements of Income based on the specific categorization and use of the underlying asset being depreciated. The Company assesses the impairment of property and equipment subject to depreciation, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant changes in the manner of our use of the asset, significant changes in historical trends in operating performance, significant changes in projected operating performance, and significant negative economic trends. There have been no significant impairments recorded as a result of such reviews during any of the periods presented.

Goodwill

The Company performs its annual evaluation for the impairment of goodwill for the Company's reporting units as of each June 30. The Company has defined its reporting units as the two reportable business segments "Interconnect Products and Assemblies" and "Cable Products", as the components of these reportable business segments have similar economic characteristics. In 2012, the Company utilized the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test in accordance with ASU 2011-08, *Intangibles – Goodwill and Other: Testing for Goodwill Impairment* ("ASU 2011-08"), which was adopted by the Company effective January 1, 2012. An entity is not required to calculate the fair value of a reporting unit unless the Company determines, based on a qualitative assessment of events and circumstances, that it is more likely than not that its fair value is less than its carrying amount. As of June 30, 2012, and for each previous year in which the impairment test has been performed, the estimated fair value of the Company's reporting units significantly exceeded their carrying values and therefore, the Company has not recognized any goodwill impairment in 2012, 2011 or 2010 in connection with its annual impairment test.

Intangible Assets

Intangible assets are included in other long-term assets and consist primarily of proprietary technology, customer relationships and license agreements and are amortized over the estimated periods of benefit. The Company assesses the impairment of long-lived assets, other than goodwill, including identifiable intangible assets subject to amortization, whenever significant events or significant changes in circumstances indicate the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant changes in the manner of the use of the asset, changes in historical trends in operating performance, significant changes in projected operating performance, and significant negative economic trends. There have been no impairments recorded during any of the periods presented as a result of such reviews.

Revenue Recognition

The Company's primary source of revenues is from product sales to its customers. Revenue from sales of the Company's products is recognized at the time the goods are delivered and title passes, provided the earning process is complete and revenue is measurable. Delivery is determined by the Company's shipping terms, which are primarily freight on board ("FOB") shipping point. Revenue is recorded at the net amount to be received after deductions for estimated discounts, allowances and returns. These estimates and related reserves are determined and adjusted as needed based upon historical experience, contract terms and other related factors.

The shipping costs for the majority of the Company's sales are paid directly by the Company's customers. In the broadband communications market (approximately 8% of consolidated sales in 2012), the Company pays for shipping costs to the majority of its customers. Shipping costs are also paid by the Company for certain customers in the Interconnect Products and Assemblies segment. Amounts billed to customers related to shipping costs are immaterial and are included in net sales. Shipping costs incurred to transport products to the customer which are not reimbursed are included in selling, general and administrative expense.

Retirement Pension Plans

Costs for retirement pension plans include current service costs and amortization of prior service costs over the average working life expectancy. It is the Company's policy to fund current pension costs taking into consideration minimum funding requirements and maximum tax deductible limitations. The expense of retiree medical benefit programs is recognized during the employees' service with the Company as well as amortization of a transition obligation previously recognized. The recognition of expense for retirement pension plans and medical benefit programs is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension and other post-retirement plan benefits.

Stock-Based Compensation

The Company accounts for its option and restricted share awards based on the fair value of the award at the date of grant and recognizes compensation expense over the service period that the awards are expected to vest. The Company recognizes expense for stock-based compensation with graded vesting on a straight-line basis over the vesting period of the entire award. Stock-based compensation expense includes the estimated effects of forfeitures, and estimates of forfeitures are adjusted over the requisite service period to the extent actual forfeitures differ, or are expected to differ from such estimates. Changes in estimated forfeitures are recognized in the period of change and also impact the amount of expense to be recognized in future periods. The Company's income before income taxes was reduced by $31,412 ($22,709 after tax), $28,679 ($20,720 after tax) and $25,385 ($18,070 after tax) for the years ended December 31, 2012, 2011 and 2010, respectively, related to the expense incurred for stock-based compensation plans, which is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income.

The fair value of stock options has been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2012	2011	2010
Risk free interest rate	0.8%	1.7%	2.2%
Expected life	4.6 years	4.6 years	5.6 years
Expected volatility	30.0%	28.0%	33.0%
Expected dividend yield	0.8%	0.1%	0.1%

Income Taxes

Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement reporting purposes. At December 31, 2012, the cumulative amount of undistributed earnings of foreign affiliated companies was approximately $2,235,000. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies as it is the Company's intention to reinvest these earnings permanently outside the U.S. It is not practicable to estimate the amount of tax that might be payable if undistributed earnings were to be repatriated as there is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that dividends received from foreign subsidiaries may generate additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend. These uncertainties are further complicated by the significant number of foreign tax jurisdictions involved. Deferred tax assets are regularly assessed for recoverability based on both historical and anticipated earnings levels and a valuation allowance is recorded when it is more likely than not that these amounts will not be recovered. The tax effects of an uncertain tax position taken or expected to be taken in income tax returns are recognized only if it is "more likely than not" to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company includes estimated interest and penalties related to unrecognized tax benefits in the provision for income taxes.

Foreign Currency Translation

The financial position and results of operations of the Company's significant foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of such subsidiaries have been translated at current exchange rates and related revenues and expenses have been translated at weighted average exchange rates. The aggregate effect of translation adjustments is included as a component of accumulated other comprehensive income (loss) within equity. Transaction gains and losses related to operating assets and liabilities are included in selling, general and administrative expense, and those related to non-operating assets and liabilities are included in other income, net.

Research and Development

Costs incurred in connection with the development of new products and applications are expensed as incurred. Research and development expenses for the creation of new and improved products and processes were $92,480, $88,877 and $77,570, for the years 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses.

Environmental Obligations

The Company recognizes the potential cost for environmental remediation activities when site assessments are made, remediation efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Company assesses its environmental liabilities as necessary and appropriate through regular reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.

Net Income per Common Share

Basic income per common share is based on the net income attributable to Amphenol Corporation for the year divided by the weighted average number of common shares outstanding. Diluted income per common share assumes the exercise of outstanding, dilutive stock options using the treasury stock method.

Derivative Financial Instruments

Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges resulting from changes in fair value are recorded in accumulated other comprehensive income (loss), and subsequently reflected in net income in a manner that matches the timing of the actual income or expense of such instruments with the hedged transaction. Any ineffective portion of the change in the fair value of designated hedging instruments is included in the Consolidated Statements of Income.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the Consolidated Statements of Income or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company does not expect that the adoption of this update will have a material effect on its financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles - Goodwill and Other: Testing for Goodwill Impairment* ("ASU 2011-08"), which allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this amendment, the Company is not required to calculate the fair value of a reporting unit unless the Company determines, based on a qualitative assessment of events and circumstances, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 was effective for the Company as of January 1, 2012. The Company utilized the option to assess qualitative factors pursuant to this update when performing its 2012 annual impairment assessment. The adoption of this update did not have a material effect on the Company's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 improves comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity, and (3) quantitative information required for fair value measurements categorized within Level 3 of the fair value hierarchy. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this guidance are to be applied prospectively, and were effective for the Company beginning January 1, 2012. The adoption of this update did not have a material effect on the Company's financial statements.

Note 2—Long-Term Debt

Long-term debt consists of the following:

	Average Interest Rate at December 31,			December 31,	
	2012	2011	Maturity	2012	2011
4.75% Senior Notes due November 2014 (less unamortized discount of $411 and $635 at December 31, 2012 and December 31, 2011, respectively)	4.75%	4.75%	2014	$ 599,589	$ 599,365
4.00% Senior Notes due February 2022 (less unamortized unamortized discount of $1,154 at December 31, 2012)	4.00%	N/A	2022	498,846	—
Revolving Credit Facility	1.52%	1.55%	2016	500,400	692,400
Receivables Securitization Facility	0.86%	2.14%	2014	100,000	81,700
Notes payable to foreign banks and other debt	8.45%	6.23%	2013-2018	7,662	3,664
				1,706,497	1,377,129
Less current portion				100,293	298
Total long-term debt				$ 1,606,204	$ 1,376,831

Revolving Credit Facility

In June 2011, the Company amended its $1,000,000 unsecured credit facility (the "Revolving Credit Facility") to reduce borrowing costs and to extend the maturity date from August 2014 to July 2016. At December 31, 2012, borrowings and availability under the Revolving Credit Facility were $500,400 and $499,600, respectively. As of December 31, 2012, the interest rate on borrowings under the Revolving Credit Facility was at a spread over LIBOR. The Revolving Credit Facility requires payment of certain annual agency and commitment fees and requires that the Company satisfy certain financial covenants. At December 31, 2012, the Company was in compliance with the financial covenants under the Revolving Credit Facility.

Senior Notes

In November 2009, the Company issued $600,000 principal amount of unsecured 4.75% Senior Notes due November 2014 (the "4.75% Senior Notes") at 99.813% of their face value. Net proceeds from the sale of the 4.75% Senior Notes were used to repay borrowings under the Company's Revolving Credit Facility. Interest on the 4.75% Senior Notes is payable semi-annually on May 15 and November 15 of each year to the holders of record as of the immediately preceding May 1 and November 1. The Company may, at its option, redeem some or all of the 4.75% Senior Notes at any time by paying a make-whole premium, plus accrued and unpaid interest, if any, to the date of repurchase. The 4.75% Senior Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The fair value of the 4.75% Senior Notes at December 31, 2012 and 2011 was approximately $640,000 and $643,000, respectively, based on recent bid prices in an active market and are therefore classified as Level 1 in the fair value hierarchy (Note 4).

In January 2012, the Company issued $500,000 principal amount of unsecured 4.00% Senior Notes due February 2022 (the "4.00% Senior Notes") at 99.746% of their face value. Net proceeds from the sale of the 4.00% Senior Notes were used to repay borrowings under the Company's Revolving Credit Facility. Interest on the 4.00% Senior Notes is payable semi-annually on February 1 and August 1 of each year, beginning August 1, 2012, to the holders of record as of the immediately preceding January 15 and July 15. The Company may, at its option, redeem some or all of the 4.00% Senior Notes at any time by paying 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase, plus a make-whole premium (if redeemed prior to November 1, 2021). The 4.00% Senior Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The fair value of the 4.00% Senior Notes at December 31, 2012 and 2011 was approximately $533,000 and nil, respectively, based on recent bid prices in an active market and are therefore classified as Level 1 in the fair value hierarchy (Note 4).

Receivables Securitization Facility

A subsidiary of the Company has entered into a Receivables Securitization Facility with a financial institution whereby the subsidiary can sell an undivided interest of up to $100,000 in a designated pool of qualified accounts receivable (the "Receivables Securitization Facility"). The Company services, administers and collects the receivables on behalf of the purchaser. The Receivables Securitization Facility includes certain covenants and provides for various events of termination. Transfers of receivables are reflected as debt issued in the Company's Consolidated Statements of Cash Flow, and the value of the outstanding undivided interest held by investors at December 31, 2011 and 2012 is accounted for as a secured borrowing and is included in the Company's Consolidated Balance Sheets as debt. At December 31, 2012 and 2011, borrowings under the Receivables Securitization Facility were $100,000 and $81,700, respectively. Fees incurred in connection with the Receivables Securitization Facility are included in interest expense. Such fees were approximately $1,000, $1,600, and $1,500 for 2012, 2011 and 2010, respectively. In January 2013, the Company amended the Receivables Securitization Facility to extend the expiration date to January 2014.

The carrying value of borrowings under the Company's Revolving Credit Facility and Receivables Securitization Facility approximated their fair value at December 31, 2012 due to their relative short-term maturities and market interest rates and are therefore classified as Level 2 in the fair value hierarchy (Note 4).

The maturity of the Company's debt over each of the next five years ending December 31 and thereafter, is as follows:

2013	$	100,293
2014		600,404
2015		94
2016		500,708
2017		6,152
Thereafter		498,846
	$	1,706,497

The Company had $14,600 of issued and unused letters of credit at December 31, 2012.

Note 3—Contingent Consideration

In connection with an acquisition made during 2010, the Company made a contingent consideration payment to the sellers in April 2011 of $40,000 based on certain 2010 profitability levels of the acquired company. The Company would have been required to make a contingent consideration payment to the sellers in 2012, if certain 2011 profitability levels of the acquired company were achieved, up to a maximum aggregate undiscounted amount of $19,000.

The Company determined the fair value of the liability for this contingent consideration payment based on a probability-weighted approach, which through the first quarter of 2011 would have resulted in the maximum contingent consideration being paid. During the second quarter of 2011, the acquired company's performance expectations were reduced as a result of a softening in demand in the defense market and the related deferral of certain defense related programs to periods beyond 2011 and therefore outside the contractual earn-out period. Therefore, it was determined that the payment related to 2011 profitability levels was no longer probable and the Company adjusted the remaining contingent consideration liability of approximately $17,800 as a gain in operating income. This adjustment had an impact on net income of approximately $11,200 in 2011. Based on the actual 2011 results of the acquired company, it was confirmed that the 2012 contingent consideration payment was in fact not payable.

Note 4—Fair Value Measurements

The Company follows the framework within the *Fair Value Measurements and Disclosures* topic of the Accounting Standards Codification, which requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. These requirements establish market or observable inputs as the preferred source of values. Assumptions based on hypothetical transactions are used in the absence of market inputs. The Company does not have any non-financial instruments accounted for at fair value on a recurring basis.

The valuation techniques required are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Significant inputs to the valuation model are unobservable.

The Company believes that the assets or liabilities subject to such standards with fair value disclosure requirements are derivative instruments. The Company's derivative instruments represent forward contracts, which are valued using bank quotations based on market observable inputs such as forward and spot rates and are therefore classified as Level 2 in the fair value heirarchy. The impact of the credit risk related to these financial assets is immaterial. The fair values of the Company's financial and non-financial assets and liabilities subject to such standards at December 31, 2012 and 2011 are as follows:

	Fair Value Measurements at December 31, 2012			
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Forward contracts	$ (6,018)	$ —	$ (6,018)	$ —
Total	**$ (6,018)**	**$ —**	**$ (6,018)**	**$ —**

	Fair Value Measurements at December 31, 2011			
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Forward contracts	$ 5,105	$ —	$ 5,105	$ —
Total	**$ 5,105**	**$ —**	**$ 5,105**	**$ —**

The Company does not have any other significant financial or non-financial assets and liabilities that are measured at fair value on a non-recurring basis.

Note 5—Derivative Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign exchange rate risk and interest rate risk. Foreign exchange rate forward contacts were entered into in 2012 to manage the currency exposures on intercompany loans used to fund recent acquisitions. The hedges will terminate in 2013 upon maturity of the respective intercompany loans.

Derivative instruments are required to be recognized as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates foreign exchange rate forward contacts as cash flow hedges.

As of December 31, 2012 and 2011, the Company had the following derivative activity related to cash flow hedges:

	Balance Sheet Location	Fair Value Assets December 31, 2012	Fair Value Assets December 31, 2011
Derivatives designated as cash flow hedges:			
Forward contracts	Other accrued expenses	$ (6,018)	$ —
Forward contracts	Other current assets	—	5,105
Total derivatives designated as cash flow hedging instruments		$ (6,018)	$ 5,105

For the years ended December 31, 2012 and 2011, $538 and $(287), respectively, were recognized in accumulated other comprehensive loss associated with foreign exchange rate forward contracts. The amounts reclassified from accumulated other comprehensive loss to foreign exchange gain/loss in the accompanying Consolidated Statements of Income during the years ended December 31, 2012, 2011 and 2010 were not material.

Note 6—Income Taxes

The components of income before income taxes and the provision for income taxes are as follows:

	Year Ended December 31, 2012	2011	2010
Income before income taxes:			
United States	$ 145,856	$ 176,739	$ 225,334
Foreign	632,985	540,013	438,354
	$ 778,841	$ 716,752	$ 663,688
Current tax provision:			
United States	$ 54,649	$ 44,769	$ 77,590
Foreign	163,060	128,608	79,607
	$ 217,709	$ 173,377	$ 157,197
Deferred tax provision (benefit):			
United States	$ 7,749	$ 17,733	$ 3,020
Foreign	(6,125)	(3,200)	1,058
	1,624	14,533	4,078
Total provision for income taxes	$ 219,333	$ 187,910	$ 161,275

At December 31, 2012, the Company had $54,946 and $3,517 of foreign tax loss and credit carryforwards, and U.S. state tax loss and credit carryforwards net of federal benefit, respectively, of which $32,603 and $45, respectively, will either expire or be refunded at various dates through 2027 and the balance can be carried forward indefinitely.

A valuation allowance of $17,896 and $19,129 at December 31, 2012 and 2011, respectively, has been recorded which relates to the foreign net operating loss carryforwards and U.S. state tax credits. The net change in the valuation allowance for deferred tax assets was a decrease of $1,233 and a decrease of $962 in 2012 and 2011, respectively, which was related to foreign net operating loss and foreign and U.S. state credit carryforwards.

Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate are analyzed below:

	Year Ended December 31,		
	2012	2011	2010
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State and local taxes	.6	.4	.8
Foreign earnings and dividends taxed at different rates	(7.9)	(8.2)	(11.5)
Valuation allowance	(.2)	(.2)	(1.0)
Tax impact of the delay in American Taxpayer Relief Act	1.5	—	—
Other	(.8)	(.8)	1.0
Effective tax rate	28.2%	26.2%	24.3%

The 2012 tax rate reflects an increase in tax expense of $11,300, or $0.07 per diluted common share, resulting from the delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 relating primarily to research and development credits and certain U.S. taxes on foreign income that are part of the tax provisions within the American Taxpayer Relief Act. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the Company of $11,300 relating to the 2012 tax year will be recorded as a benefit in the first quarter of 2013 at the date of reinstatement; as such, between the fourth quarter of 2012 and the first quarter of 2013, there is no net impact on the Company from an income statement perspective. The 2011 tax rate reflects a reduction in tax expense of $4,493 for tax reserve adjustments relating to the completion of the audits of certain of the Company's prior year tax returns. The 2010 tax rate reflects reductions in tax expense of $20,700 for tax reserve adjustments relating to the completion of the audit of certain of the Company's prior year tax returns. Excluding these adjustments as well as the net impact of acquisition related expenses, the loss incurred related to the 2011 Sidney flood and the 2011 contingent consideration gain, the Company's effective tax rate for 2012, 2011 and 2010 was 26.7%, 26.8% and 27.4%, respectively.

The Company's deferred tax assets and liabilities included in Other Current Assets, Other Long-Term Assets and in Other Long-Term Liabilities in the accompanying Consolidated Balance Sheets, excluding the valuation allowance, comprised the following:

	December 31,	
	2012	2011
Deferred tax assets relating to:		
Accrued liabilities and reserves	$ 21,841	$ 16,363
Operating loss and tax credit carryforwards	17,967	18,270
Pensions, net	56,584	48,105
Inventory reserves	18,615	17,173
Employee benefits	30,298	29,760
	$ 145,305	$ 129,671
Deferred tax liabilities relating to:		
Goodwill	$ 90,506	$ 74,013
Depreciation	6,982	7,086
Contingent consideration	6,591	6,591
	$ 104,079	$ 87,690

At December 31, 2012 and 2011, the amount of the liability for unrecognized tax benefits, including penalties and interest, which if recognized would impact the effective tax rate, was approximately $16,171 and $21,886, respectively.

A tabular reconciliation of the gross amounts of unrecognized tax benefits excluding interest and penalties at the beginning and end of the year for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Unrecognized tax benefits as of January 1	$ 20,215	$ 22,560	$ 35,528
Gross increases and gross decreases for tax positions in prior periods	11,268	(64)	2,036
Gross increases - current period tax position	1,483	2,278	2,968
Settlements	(3,127)	(451)	(11,880)
Lapse of statute of limitations	(3,458)	(4,108)	(6,092)
Unrecognized tax benefits as of December 31	$ 26,381	$ 20,215	$ 22,560

The Company includes estimated interest and penalties related to unrecognized tax benefits in the provision for income taxes. During the years ended December 31, 2012, 2011 and 2010, the provision for income taxes included a net benefit of $315, $566 and $4,566 in estimated interest and penalties. As of December 31, 2012, 2011 and 2010, the liability for unrecognized tax benefits included $2,812, $3,131 and $2,591 for tax-related interest and penalties.

The Company operates in over sixty tax jurisdictions, and at any point in time has numerous audits underway at various stages of completion. With few exceptions, the Company is subject to income tax examinations by tax authorities for the years 2009 and after. The Company is generally not able to precisely estimate the ultimate settlement amounts or timing until the close of an audit. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company's belief that the underlying tax positions are fully supportable. As of December 31, 2012, the amount of the liability for unrecognized tax benefits, which if recognized would impact the effective tax rate, was $16,171 the majority of which is included in other long-term liabilities in the accompanying Consolidated Balance Sheets. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted for changing facts and circumstances, including progress of tax audits and closing of statute of limitations. Based on information currently available, management anticipates that over the next twelve month period, audit activity could be completed and statutes of limitations may close relating to existing unrecognized tax benefits of $5,600.

Note 7—Equity

Stock-Based Compensation:

In May 2009, the Company adopted the 2009 Stock Purchase and Option Plan (the "2009 Option Plan") for Key Employees of the Company and its subsidiaries. The Company currently also maintains the 2000 Stock Purchase and Option Plan (the "2000 Option Plan"). No additional options can be granted under the 2000 Option Plan. The 2009 Option Plan authorizes the granting of additional stock options by a committee of the Company's Board of Directors. As of December 31, 2012, there were 4,970,270 shares of common stock available for the granting of additional stock options under the 2009 Option Plan. Options granted under the 2000 Option Plan and the 2009 Option Plan vest ratably over a period of five years and are exercisable over a period of ten years from the date of grant.

In 2004, the Company adopted the 2004 Stock Option Plan for Directors of Amphenol Corporation (the "Directors Option Plan"). The Directors Option Plan is administered by the Company's Board of Directors. As of December 31, 2012, the maximum number of shares of common stock available for the granting of additional stock options under the Directors Option Plan was 70,000, although no additional options are expected to be granted under this plan. Options granted under the Directors Option Plan vest ratably over a period of three years and are exercisable over a period of ten years from the date of grant.

In May 2012, the Company adopted the 2012 Restricted Stock Plan for Directors of Amphenol Corporation (the "Restricted Stock Plan"). The Restricted Stock Plan is administered by the Company's Board of Directors. As of December 31, 2012, the maximum number of restricted shares available for future grants under the Restricted Stock Plan was 108,571. Restricted shares granted under the Restricted Stock Plan generally vest on the first anniversary of the grant date. Grants under the Restricted Stock Plan entitle the holder to receive shares of the Company's common stock without payment.

The grant-date fair value of each option grant under the 2000 Option Plan, the 2009 Option Plan and the Directors Option Plan is estimated using the Black-Scholes option pricing model. The grant-date fair value of each restricted share grant is determined based on the closing share price of the Company's stock on the date of the grant. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model for option grants requires management to make certain assumptions with respect to selected model inputs. Expected share price volatility was calculated based on the historical volatility of the common stock of the Company and implied volatility derived from related exchange traded options. The average expected life was based on the contractual term of the option and expected employee exercise and historical post-vesting employment termination experience. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The expected annual dividend per share is based on the Company's dividend rate.

Stock Options

Stock option activity for 2010, 2011 and 2012 was as follows:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Options outstanding at January 1, 2010	12,704,303	$	29.58	7.16		
Options granted	2,602,500		43.00			
Options exercised	(2,331,429)		19.99			
Options forfeited	(269,050)		37.18			
Options outstanding at December 31, 2010	12,706,324		33.93	7.18		
Options granted	2,551,350		53.45			
Options exercised	(1,037,674)		25.14			
Options forfeited	(203,100)		39.75			
Options outstanding at December 31, 2011	14,016,900		38.00	6.89		
Options granted	2,990,000		53.31			
Options exercised	(3,252,961)		29.33			
Options forfeited	(307,220)		42.84			
Options outstanding at December 31, 2012	13,446,719		43.39	7.08	$	286,596
Vested and non-vested expected to vest at December 31, 2012	12,329,575		43.01	6.98	$	267,483
Exercisable at December 31, 2012	5,495,542	$	37.02	5.55	$	152,103

A summary of the status of the Company's non-vested options as of December 31, 2012 and changes during the year then ended is as follows:

	Options		Weighted Average Fair Value at Grant Date
Non-vested options at January 1, 2012	7,636,576	$	13.41
Options granted	2,990,000		12.96
Options vested	(2,368,179)		13.07
Options forfeited	(307,220)		13.09
Non-vested options at December 31, 2012	7,951,177	$	13.36

The weighted-average fair value at the grant date of options granted during 2011 and 2010 was $14.19 and $14.69, respectively.

During the years ended December 31, 2012, 2011, and 2010, the following activity occurred under the Company's option plans:

		2012		2011		2010
Total intrinsic value of stock options exercised	$	95,891	$	29,697	$	67,841
Total fair value of stock options vested		30,964		28,563		23,714

On December 31, 2012 the total compensation cost related to non-vested options not yet recognized is approximately $75,901, with a weighted average expected amortization period of 3.24 years.

Restricted Shares

As of December 31, 2012, the Company has issued 16,429 restricted shares with a weighted-average fair value at grant date of $53.26 per share. As of December 31, 2012, the total compensation cost related to non-vested restricted shares not yet recognized was approximately $348 with a weighted average expected amortization period of 0.39 years.

Stock Repurchase Program:

In January 2011, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 20,000,000 shares of its common stock during the three year period ending January 31, 2014 (the "2011 Program"). During the twelve months ended December 31, 2012, the Company repurchased 6,571,611 shares of its common stock under the 2011 Program for approximately $380,000. During the twelve months ended December 31, 2011, the Company repurchased 13,428,389 shares of its common stock for approximately $672,200. These treasury shares have been retired by the Company and common stock and accumulated earnings were reduced accordingly. As of December 31, 2012, the Company has repurchased all shares authorized under the 2011 Program.

In January 2013, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company may repurchase up to 10,000,000 shares of its common stock during the two year period ending January 31, 2015 (the "2013 Program"). The price and timing of any such purchases under the 2013 Program will depend on factors such as levels of cash generation from operations, the volume of stock option exercises by employees, cash requirements for acquisitions, economic and market conditions and stock price. Through February 15, 2013, the Company has repurchased 743,877 shares of its common stock under the 2013 Program for $50,290. These treasury shares will be retired by the Company and common stock and accumulated earnings will be reduced accordingly. At February 15, 2013, approximately 9,256,123 additional shares of common stock may be repurchased under the 2013 Program.

Dividends:

After declaration by the Board of Directors, the Company paid a quarterly dividend on its common stock of $0.105 per share in 2012 and $0.015 per share in 2011. Total dividends declared during 2012, 2011 and 2010 were $67,677, $10,097 and $10,449, respectively. Total dividends paid in 2012 were $70,122, including those declared in 2011 and paid in 2012, total dividends paid in 2011 were $10,282, including those declared in 2010 and paid in 2011, and total dividends paid in 2010 were $10,413, including those declared in 2009 and paid in 2010.

Accumulated Other Comprehensive Income (Loss):

Balances of related after-tax components comprising accumulated other comprehensive income (loss) included in equity at December 31, 2012, 2011 and 2010 are as follows:

	Foreign Currency Translation Adjustment	Revaluation of Derivatives	Defined Benefit Plan Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2010	$ 24,141	$ (2,363)	$ (121,868)	$ (100,090)
Translation adjustments	17,465	—	—	17,465
Revaluation of interest rate derivatives, net of tax of $1,486	—	2,363	—	2,363
Defined benefit plan liability adjustment, net of tax of $2,639	—	—	(4,495)	(4,495)
Balance at December 31, 2010	41,606	—	(126,363)	(84,757)
Translation adjustments	(10,154)	—	—	(10,154)
Revaluation of interest rate derivatives, net of tax of $173	—	(287)	—	(287)
Defined benefit plan liability adjustment, net of tax of $12,959	—	—	(24,859)	(24,859)
Balance at December 31, 2011	31,452	(287)	(151,222)	(120,057)
Translation adjustments	25,858	—	—	25,858
Revaluation of forward contract derivatives, net of tax of $39	—	538	—	538
Defined benefit plan liability adjustment, net of tax of $8,936	—	—	(23,343)	(23,343)
Balance at December 31, 2012	$ 57,310	$ 251	$ (174,565)	$ (117,004)

Note 8—Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income attributable to Amphenol Corporation by the weighted-average number of common shares outstanding. Diluted EPS is computed by dividing net income attributable to Amphenol Corporation by the weighted-average number of common shares and dilutive common shares outstanding, which relates to stock options. A reconciliation of the basic average common shares outstanding to diluted average common shares outstanding as of December 31 is as follows (dollars in thousands, except per share amounts):

	2012	2011	2010
Net income attributable to Amphenol Corporation shareholders	$ 555,317	$ 524,191	$ 496,405
Basic average common shares outstanding	161,522,080	169,640,115	173,785,650
Effect of dilutive stock options	2,425,031	2,185,473	2,540,343
Dilutive average common shares outstanding	163,947,111	171,825,588	176,325,993
Earnings per share:			
Basic	$ 3.44	$ 3.09	$ 2.86
Diluted	$ 3.39	$ 3.05	$ 2.82

Excluded from the computations above were anti-dilutive common shares of 4,551,578, 4,286,519 and 2,570,500 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 9—Benefit Plans and Other Postretirement Benefits

The Company and certain of its domestic subsidiaries have two defined benefit pension plans (the "U.S. Plans"), which cover certain U.S. employees and which represent the majority of the plan assets and benefit obligations of the aggregate defined benefit plans of the Company. The U.S. Plans' benefits are generally based on years of service and compensation and are generally noncontributory. Certain U.S. employees not covered by the U.S. Plans are covered by defined contribution plans. Certain foreign subsidiaries have defined benefit plans covering their employees (the "International Plans"). The largest international pension plan, in accordance with local regulations, is unfunded and had a projected benefit obligation of approximately $70,000 and $48,000 at December 31, 2012 and 2011, respectively. Total required contributions to be made during 2013 for the unfunded International Plans amount to approximately $3,700. This amount, which is classified as other accrued expenses, and the obligations discussed above, are included in the accompanying Consolidated Balance Sheets and in the tables below.

The following is a summary of the Company's defined benefit plans' funded status as of the most recent actuarial valuations; for each year presented below, projected benefits exceed assets.

	December 31,	
	2012	2011
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 488,609	$ 457,321
Service cost	9,175	7,832
Interest cost	22,021	22,684
Plan participants' contributions	—	—
Plan amendments	271	—
Actuarial loss	66,617	27,642
Foreign exchange translation	4,604	(2,450)
Benefits paid	(25,939)	(24,420)
Projected benefit obligation at end of year	565,358	488,609
Change in plan assets:		
Fair value of plan assets at beginning of year	295,054	296,530
Actual return on plan assets	38,022	(2,001)
Employer contributions	21,830	22,844
Foreign exchange translation	1,982	(2,131)
Benefits paid	(22,465)	(20,188)
Fair value of plan assets at end of year	334,423	295,054
Funded status	$ (230,935)	$ (193,555)

The accumulated benefit obligation for the Company's defined benefit pension plan was $541,093 and $469,547 at December 31, 2012 and 2011, respectively.

	Year Ended December 31,		
	2012	2011	2010
Components of net pension expense:			
Service cost	$ 7,714	$ 7,073	$ 5,907
Interest cost	22,021	22,684	23,100
Expected return on plan assets	(24,951)	(25,226)	(28,016)
Net amortization of actuarial losses	20,454	14,528	17,051
Net pension expense	$ 25,238	$ 19,059	$ 18,042

	Weighted-average assumptions used to determine benefit obligations at December 31,			
	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Discount rate:				
U.S. plans	3.75%	4.45%	3.45%	4.25%
International plans	3.97%	4.97%	n/a	n/a
Rate of compensation increase:				
U.S. plans	3.00%	3.00%	n/a	n/a
International plans	2.57%	2.83%	n/a	n/a

	Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,					
	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate:						
U.S. plans	4.45%	5.20%	5.75%	4.25%	4.85%	5.40%
International plans	4.97%	5.26%	5.46%	n/a	n/a	n/a
Expected long-term return on assets:						
U.S. plans	8.00%	8.25%	8.25%	n/a	n/a	n/a
International plans	5.66%	6.30%	6.63%	n/a	n/a	n/a
Rate of compensation increase:						
U.S. plans	3.00%	3.00%	3.00%	n/a	n/a	n/a
International plans	2.83%	2.97%	2.96%	n/a	n/a	n/a

The pension expense for the U.S. Plans and the International Plans (the "Plans") approximated $25,200, $19,100 and $18,000 in 2012, 2011 and 2010, respectively, and is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including a weighted-average discount rate, rate of increase in future compensation levels and an expected long-term rate of return on the respective Plans' assets.

The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The Company's U.S. Plans comprised the majority of the accrued benefit obligation, pension assets and pension expense. The discount rate for the U.S. Plans was 3.75% at December 31, 2012 and 4.45% at December 31, 2011. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 50 basis points, the accrued benefit obligation would have decreased or increased by approximately $23,000.

The Company's investment strategy for the Plans' assets is to achieve a rate of return on plan assets equal to or greater than the average for the respective investment classification through prudent allocation and periodic rebalancing between fixed income and equity instruments. The current investment policy includes a strategy to maintain an adequate level of diversification, subject to portfolio risks. The target allocations for the U.S. Plans, which represent the majority of the Plans' assets, are 60% equity and 40% fixed income. Short-term strategic ranges for investments are established within these long term target percentages. The Company invests in a diversified investment portfolio through various investment managers and evaluates its plan assets for the existence of concentration risks. As of December 31, 2012, there were no significant concentrations of risks in the Company's defined benefit plan assets. The Company does not invest pension assets and does not instruct investment managers to invest pension assets in Amphenol securities. The Plans may indirectly hold the Company's securities as a result of external investment management in certain commingled funds. Such holdings would not be material relative to the Plans' total assets.

In developing the expected long-term rate of return assumption for the U.S. Plans, the Company evaluated input from its external actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. The Company also considered its historical twenty-year compounded return of approximately 9%, which has been in excess of these broad equity and bond benchmark indices. As described above, the expected long-term rate of return on the U.S. Plans' assets is based on an asset allocation assumption of 60% with equity managers (with an expected long-term rate of return of approximately 9%) and 40% with fixed income managers (with an expected long-term rate of return of approximately 7%). As of December 31, 2012 and 2011, the asset allocation was 62% with equity managers and 37% with fixed income managers and 1% in cash for both years. The Company believes that the long-term asset allocation on average will approximate 60% with equity managers and 40% with fixed income managers. The Company regularly reviews the actual asset allocation and periodically rebalances investments to its targeted allocation when considered appropriate. Based on this methodology, the Company's expected long-term rate of return assumption to determine the accrued benefit obligation of the U.S. Plans at December 31, 2012 and 2011 is approximately 8.00% and 8.25%, respectively.

The Company's plan assets are reported at fair value and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The process requires judgment and may have effect on the placement of the plan assets within the fair value measurement hierarchy. The fair values of the Company's pension plans' assets at December 31, 2012 and 2011 by asset category are as follows (refer to Note 4 for definitions of Level 1, 2 and 3 inputs):

	Fair Value Measurements at December 31, 2012			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:				
U.S. equities – large cap	$ 93,047	$ 71,668	$ 21,379	$ —
U.S. equities – small/mid cap and other	25,159	—	25,159	—
International equities – growth	42,057	42,057	—	—
International equities – other	47,972	5,276	42,696	—
	208,235	**119,001**	**89,234**	—
Fixed income securities:				
U.S. fixed income securities – intermediate term	59,983	59,983	—	—
U.S. fixed income securities – high yield	22,409	—	22,409	—
International fixed income securities – other	40,923	—	40,923	—
	123,315	**59,983**	**63,332**	—
Cash and cash equivalents	2,873	2,873	—	—
Total	**$ 334,423**	**$ 181,857**	**$ 152,566**	**$ —**

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements at December 31, 2011			
Equity securities:				
U.S. equities – large cap	$ 80,651	$ 80,651	$ —	$ —
U.S. equities – small/mid cap and other	22,579	—	22,579	—
International equities – growth	35,878	35,878	—	—
International equities – other	41,371	4,451	36,920	—
	180,479	**120,980**	**59,499**	**—**
Fixed income securities:				
U.S. fixed income securities – intermediate term	54,398	54,398	—	—
U.S. fixed income securities – high yield	18,490	—	18,490	—
International fixed income securities – other	38,602	—	38,602	—
	111,490	**54,398**	**57,092**	**—**
Cash and cash equivalents	3,085	3,085	—	—
Total	**$ 295,054**	**$ 178,463**	**$ 116,591**	**$ —**

Equity securities consist primarily of publicly traded U.S. and Non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain Level 2 equity securities held in commingled funds are valued at unitized net asset value ("NAV") based on the fair value of the underlying net assets owned by the funds.

Fixed income securities consist primarily of government securities and corporate bonds. They are valued at the closing price in the active market or at quotes obtained from brokers/dealers or pricing services. Certain Level 2 fixed income securities held within commingled funds are valued at NAV as determined by the custodian of the funds based on the fair value of the underlying net assets of the funds.

The Company also has an unfunded Supplemental Employee Retirement Plan ("SERP"), which provides for the payment of the portion of annual pension which cannot be paid from the retirement plan as a result of regulatory limitations on average compensation for purposes of the benefit computation. The obligation related to the SERP is included in the accompanying Consolidated Balance Sheets and in the tables above.

As of December 31, 2012, the amounts before tax for unrecognized net loss, net prior service cost and net transition asset in accumulated other comprehensive income related to the Plans above are $255,949, $9,976 and $445 respectively. As of December 31, 2011, the amounts before tax for unrecognized net loss, net prior service cost and net transition asset in accumulated other comprehensive income related to the Plans above are $219,022, $11,874, and $543, respectively. The estimated net loss, prior service cost and net transition asset for the Plans above that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $23,513, $1,985 and $112, respectively.

The Company made cash contributions to the Plans of $21,800, $22,800, and $17,300 in 2012, 2011, and 2010, respectively, and estimates that, based on current actuarial calculations, it will make cash contributions to the Plans in 2013 of approximately $21,000, most of which is to the U.S. Plans. Cash contributions in subsequent years will depend on a number of factors, including the investment performance of the Plan assets.

Benefit payments related to the Plans above, including those amounts to be paid out of Company assets and reflecting future expected service as appropriate, are expected to be as follows:

2013	$ 23,010
2014	23,874
2015	25,002
2016	26,250
2017	27,243
2018-2022	153,825

The Company offers various defined contribution plans for U.S. and foreign employees. Participation in these plans is based on certain eligibility requirements. The Company matches the majority of employee contributions to the U.S. defined contribution plans with cash contributions up to a maximum of 5% of eligible compensation. The Company provided matching contributions of approximately $2,700, $2,500 and $2,200 in 2012, 2011 and 2010, respectively.

The Company maintains self-insurance programs for that portion of its health care and workers compensation costs not covered by insurance. The Company also provides certain health care and life insurance benefits to certain eligible retirees through post-retirement benefit ("OPEB") programs. The Company's share of the cost of such plans for most participants is fixed, and any increase in the cost of such plans will be the responsibility of the retirees. The Company funds the benefit costs for such plans on a pay-as-you-go basis. Since the Company's obligation for postretirement medical plans is fixed and since the benefit obligation and the net postretirement benefit expense are not material in relation to the Company's financial condition or results of operations, the Company believes any change in medical costs from that estimated will not have a significant impact on the Company. The discount rate used in determining the benefit obligation was 3.45% and 4.25% at December 31, 2012 and 2011, respectively. Summary information on the Company's OPEB programs is as follows:

	December 31,	
	2012	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 16,698	$ 19,095
Service cost	179	198
Interest cost	677	843
Paid benefits and expenses	(1,141)	(1,139)
Actuarial (gain) loss	(700)	(2,299)
Benefit obligation at end of year	$ 15,713	$ 16,698

The accumulated benefit obligation for the Company's OPEB plan was equal to its projected benefit obligation at December 31, 2012 and 2011.

	Year ended December 31,		
	2012	2011	2010
Components of net post-retirement benefit cost:			
Service cost	$ 179	$ 198	$ 165
Interest cost	677	843	786
Amortization of transition obligation	62	62	62
Net amortization of actuarial losses	965	1,291	882
Net postretirement benefit cost	$ 1,883	$ 2,394	$ 1,895

As of December 31, 2012, the amounts for unrecognized net loss, net prior service cost and net transition obligation in accumulated other comprehensive income related to OPEB programs are $8,082, nil and nil, respectively. The estimated net loss, prior service cost and net transition obligation for the OPEB programs that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $810, nil and nil, respectively.

Benefit payments for the OPEB plan, including those amounts to be paid out of Company assets and reflecting future expected service as appropriate are expected to be approximately $1,100 per year for the next ten years.

Note 10—Leases

At December 31, 2012, the Company was committed under operating leases which expire at various dates. Total rent expense under operating leases for the years 2012, 2011 and 2010 was approximately $30,000, $31,000 and $32,000, respectively.

Minimum lease payments under non-cancelable operating leases are as follows:

2013	$	30,856
2014		22,252
2015		16,428
2016		7,923
2017		4,686
Beyond 2017		598
Total minimum obligation	$	82,743

Note 11—Business Combinations

During the year ended December 31, 2012, goodwill of approximately $186,627 was recognized related primarily to five businesses acquired during the period, of which $144,762 relates to the Interconnect Products and Assemblies segment with the remainder to the Cable Products segment. The acquisitions were not material to the Company either individually or in the aggregate.

Note 12—Goodwill and Other Intangible Assets

As of December 31, 2012, the Company has goodwill totaling $1,932,740, of which $1,817,326 related to the Interconnect Products and Assemblies segment with the remainder related to the Cable Products segment. In 2012, goodwill and intangible assets increased by approximately $186,600 and $34,500, respectively, primarily as a result of four acquisitions in the Interconnect Products and Assemblies segment and one acquisition in the Cable segment made during the year. In 2011, goodwill and intangible assets increased by approximately $212,800 and $32,800, respectively, primarily as a result of two acquisitions in the Interconnect Products and Assemblies segment made during the year. The Company is in the process of completing its analysis of fair value of the assets acquired related to its 2012 acquisitions and anticipates that the final assessment of values will not differ materially from the preliminary assessment.

The Company does not have any intangible assets not subject to amortization other than goodwill. A summary of the Company's amortizable intangible assets as of December 31, 2012 and 2011 is as follows:

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 166,800	$ 54,000	$ 134,700	$ 38,800
Proprietary technology	44,200	18,800	41,800	15,300
License agreements	6,000	5,300	6,000	4,600
Trade names and other	9,400	7,700	9,400	9,200
Total	$ 226,400	$ 85,800	$ 191,900	$ 67,900

Customer relationships, proprietary technology, license agreements and trade names and other amortizable intangible assets have weighted average useful lives of approximately 10 years, 13 years, 8 years and 15 years, respectively, for an aggregate weighted average useful life of approximately 10 years at December 31, 2012.

Intangible assets are included in other long-term assets in the accompanying Consolidated Balance Sheets. The aggregate amortization expense for the years ended December 31, 2012, 2011 and 2010 was approximately $19,800, $15,200 and 14,000, respectively. Amortization expense estimated for each of the next five fiscal years is approximately $19,400 in 2013, $17,500 in 2014, $17,000 in 2015, $16,200 in 2016 and $16,000 in 2017.

Note 13—Reportable Business Segments and International Operations

The Company has two reportable business segments: (i) Interconnect Products and Assemblies and (ii) Cable Products. The Interconnect Products and Assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The Cable Products segment produces coaxial and flat ribbon cable and related products primarily for communication markets, including cable television. The accounting policies of the segments are the same as those for the Company as a whole and are described in Note 1 herein. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest, headquarters' expense allocations, stock-based compensation expense, income taxes, amortization related to certain intangible assets and nonrecurring gains and losses.

	Interconnect Products and Assemblies			Cable Products			Total		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net sales									
—external	$ 3,987,286	$ 3,666,042	$ 3,293,119	$ 304,779	$ 273,744	$ 260,982	$ 4,292,065	$ 3,939,786	$ 3,554,101
—intersegment	4,928	5,645	3,002	19,557	23,118	19,722	24,485	28,763	22,724
Depreciation and amortization	107,466	107,021	93,641	2,419	3,177	3,493	109,885	110,198	97,134
Segment operating income	858,066	787,323	725,946	41,139	34,813	35,472	899,205	822,136	761,418
Segment assets (excluding goodwill)	2,870,280	2,333,249	2,253,638	134,842	104,163	83,961	3,005,122	2,437,412	2,337,599
Additions to property, plant and equipment	125,527	97,459	106,267	3,353	2,570	3,165	128,880	100,029	109,432

Reconciliation of segment operating income to consolidated income before income taxes:

	2012	2011	2010
Segment operating income	$ 899,205	$ 822,136	$ 761,418
Interest expense	(59,613)	(43,029)	(40,741)
Interest income	11,512	10,245	5,046
Stock-based compensation expense	(31,412)	(28,679)	(25,385)
Casualty loss related to flood	—	(21,479)	—
Change in contingent acquisition related obligation	—	17,813	—
Acquisition-related expenses	(2,000)	(2,000)	—
Other costs, net	(38,851)	(38,255)	(36,650)
Consolidated income before income taxes	$ 778,841	$ 716,752	$ 663,688

Reconciliation of segment assets to consolidated total assets:

	2012	2011
Segment assets excluding goodwill	$ 3,005,122	$ 2,437,412
Goodwill	1,932,740	1,746,113
Other assets	277,601	261,700
Consolidated total assets	$ 5,215,463	$ 4,445,225

Geographic information:

	Net sales			Land and depreciable assets, net		
	2012	2011	2010	2012	2011	2010
United States	$ 1,379,684	$ 1,268,936	$ 1,258,167	$ 121,823	$ 110,042	$ 116,591
China	1,065,058	980,239	851,626	138,006	131,001	131,805
Other international locations	1,847,323	1,690,611	1,444,308	157,607	139,458	118,600
Total	$ 4,292,065	$ 3,939,786	$ 3,554,101	$ 417,436	$ 380,501	$ 366,966

Revenues by geographic area are based on the customer location to which the product is shipped.

Note 14—Casualty Loss Related to Flood

The Company incurred damage at its Sidney, New York manufacturing facility as a result of severe and sudden flooding in New York State in early September 2011. As a result, the Company recorded a charge of approximately $21,500 ($13,500 after taxes) in the full year 2011, for property-related damage, as well as cleanup and repair efforts incurred, net of insurance recoveries. This charge includes the Company's loss for damaged inventory and machinery and equipment. The Sidney, New York manufacturing facility had limited manufacturing and sales activity in September 2011, which reduced sales activity primarily during the third quarter of 2011, but the plant was substantially back to full production by the end of the fourth quarter of 2011.

Note 15—Other Income, net

The components of other income, net are set forth below:

	Year Ended December 31,		
	2012	2011	2010
Agency and commitment fees	$ (1,473)	$ (1,192)	$ (1,656)
Interest income	11,512	10,245	5,046
Other	70	(950)	682
	$ 10,109	$ 8,103	$ 4,072

Note 16—Commitments and Contingencies

The Company and its subsidiaries have been named as defendants in several legal actions in which various amounts are claimed arising from normal business activities. Although the amount of any ultimate liability with respect to such matters cannot be precisely determined, in the opinion of management, such matters are not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

Certain operations of the Company are subject to environmental laws and regulations which govern the discharge of pollutants into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company believes that its operations are currently in substantial compliance with applicable environmental laws and regulations and that the costs of continuing compliance will not have a material effect on the Company's financial condition, results of operations or cash flows.

Subsequent to the acquisition of Amphenol from Allied Signal Corporation ("Allied Signal") in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 ("Honeywell")), the Company and Honeywell were named jointly and severally liable as potentially responsible parties in connection with several environmental cleanup sites. The Company and Honeywell jointly consented to perform certain investigations and remediation and monitoring activities at two sites, the "Route 8" landfill and the "Richardson Hill Road" landfill, and they were jointly ordered to perform work at another site, the "Sidney" landfill. All of the costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement (the "Honeywell Agreement") entered into in connection with the acquisition in 1987. The environmental investigation, remediation and monitoring activities identified by the Company, including those referred to above, are covered under the Honeywell Agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company also has purchase obligations related to commitments to purchase certain goods and services. At December 31, 2012, the Company had commitments to purchase $177,879 in 2013 and $1,922 in 2014.

Note 17—Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2012				
Net sales	$ 981,604	$ 1,061,107	$ 1,103,376	$ 1,145,978
Gross profit	309,271	334,161	344,329	355,451
Operating income	185,279	206,176	215,670	221,220
Net income attributable to Amphenol Corporation	126,563	140,942	147,450	140,362 (1)
Net income per share—Basic	0.78	0.87	0.91	0.88 (1)
Net income per share—Diluted	0.77	0.86	0.90	0.86 (1)
2011				
Net sales	$ 940,585	$ 1,017,738	$ 1,032,754	$ 948,709
Gross profit	304,124	321,222	323,477	294,837
Operating income	186,085	214,874 (2)	186,059 (3)	164,660 (4)
Net income attributable to Amphenol Corporation	127,958	147,751 (2)	134,623 (3)	113,859 (4)
Net income per share—Basic	0.73	0.86 (2)	0.80 (3)	0.69 (4)
Net income per share—Diluted	0.72	0.85 (2)	0.79 (3)	0.69 (4)

(1) Includes acquisition-related transaction costs of $2,000, or $0.01 per share after taxes, relating to 2012 acquisitions, and income tax costs relating to a delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 of $11,300, or $0.07 per share, relating primarily to research and development credits and certain U.S. taxes on foreign income. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the Company of $11,300, or $0.07 per share, relating to the 2012 tax year will be recorded as a benefit in the first quarter of 2013 at the date of the reinstatement; as such between the fourth quarter of 2012 and the first quarter of 2013, there is no net impact on the Company from an income statement perspective. Net income per diluted common share for the quarter ended December 31, 2012, excluding the effects of these items, is $0.94.

(2) Includes a contingent payment adjustment of approximately $17,800, less a tax expense of $6,600, or $0.06 per share after taxes. Net income per diluted common share for the quarter ended June 30, 2011, excluding the effect of this item, is $0.79.

(3) Includes a charge for expenses incurred in connection with a flood at the Company's Sidney, New York facility of $12,800, less tax benefit of $4,700, or $0.05 per share after taxes, as well as a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $4,500, or $0.03 per share. Net income per diluted common share for the quarter ended September 30, 2011, excluding the effects of these items, is $0.81.

(4) Includes a charge for expenses incurred in connection with a flood at the Company's Sidney, New York facility of $8,600, less tax benefit of $3,200, or $0.03 per share after taxes, and acquisition related transaction costs of $2,000, less a tax benefit of $200, or $0.01 per share after taxes, relating to 2011 acquisitions. Net income per diluted common share for the quarter ended December 31, 2011, excluding the effects of these items, is $0.73.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by this report. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded as of December 31, 2012 that these disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and such information is accumulated and communicated to management, including the Company's principal executive and financial officers, to allow timely decisions regarding required disclosure. There has been no change in the Company's internal controls over financial reporting during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management Report on Internal Control

Management is responsible for establishing and maintaining adequate internal control over financial reporting of Amphenol Corporation and its subsidiaries (the "Company"). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Deloitte and Touche LLP has audited the Company's internal control over financial reporting as of December 31, 2012 in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that Deloitte and Touche LLP plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

February 22, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 10 with respect to the Directors of the Registrant is incorporated by reference from the Company's definitive proxy statement which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 10 with respect to the Executive Officers of the Registrant is incorporated by reference from the Company's definitive proxy statement which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

Information regarding the Company's Code of Business Conduct and Ethics is available on the Company's website, www.amphenol.com. In addition a copy may be requested by writing to the Company's World Headquarters at:

358 Hall Avenue
P.O. Box 5030
Wallingford, CT 06492
Attention: Investor Relations

Item 11. Executive Compensation

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 11 is incorporated by reference from the Company's definitive proxy statement, which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 12 is incorporated by reference from the Company's definitive proxy statement, which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 13 is incorporated by reference from the Company's definitive proxy statement, which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

Item 14. Principal Accounting Fees and Services

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 14 is incorporated by reference from the Company's definitive proxy statement, which is expected to be filed pursuant to Regulation 14A within 120 days following the end of the fiscal year covered by this report.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements

(a)(2) Financial Statement Schedules for the Three Years Ended December 31, 2012

Schedule

Schedules other than the above have been omitted because they are either not applicable or the required information has been disclosed in the consolidated financial statements or notes thereto.

(a)(3) Listing of Exhibits

See the Index of Exhibits immediately following the signature page of this annual report on Form 10-K.

SCHEDULE II
AMPHENOL CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	Balance at beginning of period	Charged to cost and expenses	Additions (Deductions)	Balance at end of period
Receivable Reserves:				
Year ended 2012	$ 11,113	$ 1,407	$ (2,148)	$ 10,372
Year ended 2011	14,946	(347)	(3,486)	11,113
Year ended 2010	18,785	498	(4,337)	14,946

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Wallingford, State of Connecticut on the 22nd day of February, 2013.

AMPHENOL CORPORATION



R. Adam Norwitt
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the date indicated below.

Signature	Title	Date
/s/ R. Adam Norwitt R. Adam Norwitt	President and Chief Executive Officer (Principal Executive Officer)	February 22, 2013
/s/ Diana G. Reardon Diana G. Reardon	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 22, 2013
/s/ Martin H. Loeffler Martin H. Loeffler	Chairman of the Board of Directors	February 22, 2013
/s/ Ronald P. Badie Ronald P. Badie	Director	February 22, 2013
/s/ Stanley L. Clark Stanley L. Clark	Director	February 22, 2013
/s/ David P. Falck David P. Falck	Director	February 22, 2013
/s/ Edward G. Jepsen Edward G. Jepsen	Director	February 22, 2013
/s/ Andrew E. Lietz Andrew E. Lietz	Director	February 22, 2013
/s/ John R. Lord John R. Lord	Director	February 22, 2013
/s/ Dean H. Secord Dean H. Secord	Director	February 22, 2013

Additional Financial Data

(dollars in thousands, except for per share data)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net sales by business segment:					
Interconnect products and assemblies	$3,987,286	$3,666,042	$3,293,119	$2,566,578	$2,950,570
Cable products	304,779	273,744	260,982	253,487	285,901
	$4,292,065	$3,939,786	$3,554,101	$2,820,065	$3,236,471
Net sales by geographic area:					
United States	$1,379,684	$1,268,936	$1,258,167	$1,001,742	$1,159,349
International	2,912,381	2,670,850	2,295,934	1,818,323	2,077,122
	$4,292,065	$3,939,786	$3,554,101	$2,820,065	$3,236,471
Net income attributable to Amphenol Corporation	$ 555,317 (1)	$ 524,191 (2)	$ 496,405 (3)	$ 317,834 (5)	$ 419,151
Net income per common share–diluted	3.39 (1)	3.05 (2)	2.82 (3)	1.83 (5)	2.34
Backlog	799,590	745,951	679,895	534,011	505,424
Cash, cash equivalents and short-term investments	942,503	648,934	624,229	422,383	219,415
Long-term debt	1,606,204	1,376,831	799,640 (4)	753,050	786,020
Days sales outstanding in accounts receivable	72	71	68	64	72
Inventory turnover	4.4X	4.0X	4.7X	4.5X	4.1X
Working capital turnover	2.4X	2.6X	2.7X	3.1X	4.6X
Fixed asset turnover	10.3X	10.4X	9.7X	8.5X	9.4X
Average employees	41,375	40,416	36,776	30,258	33,077
Year end shares outstanding	159,857,738	163,122,474	175,550,683	173,209,928	171,186,218

(1) Includes acquisition-related transaction costs of $2,000, or $0.01 per share relating to 2012 acquisitions, and income tax costs of $11,300, or $0.07 per share, relating to a delay, by the U.S. government, in the reinstatement of certain federal income tax provisions for the year 2012 relating primarily to research and development credits and certain U.S. taxes on foreign income. Such tax provisions were reinstated on January 2, 2013 with retroactive effect to 2012. Under U.S. GAAP, the related benefit to the Company of $11,300, or $.07 per share, relating to the 2012 tax year will be recorded as a one-time benefit in the first quarter of 2013 at the date of the reinstatement. Net income attributable to Amphenol Corporation and net income per common share–diluted for 2012 excluding the effects of these items are $568,600 and $3.47, respectively.

(2) Includes (a) a charge for expenses incurred in connection with a flood at the Company's Sidney, NY facility of $21,500, less a tax benefit of $7,900, or $0.08 per share, (b) acquisition-related expenses of $2,000, less a tax benefit of $200, or $0.01 per share relating to 2011 acquisitions, (c) a gain related to a contingent payment adjustment of approximately $17,800, less tax expense of $6,600, or $0.06 per share and (d) a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $4,500, or $0.03 per share. Net income attributable to Amphenol Corporation and net income per common share–diluted for 2011 excluding the effects of these items are $523,900 and $3.05, respectively.

(3) Includes a tax benefit related to reserve adjustments from the favorable settlement of certain international tax positions and the completion of prior year audits of $20,700, or $0.12 per share. Net income attributable to Amphenol Corporation and net income per common share–diluted for 2010 excluding the effect of this item are $475,700 and $2.70, respectively.

(4) The adoption of Accounting Standards Update No. 2009-16 in 2010 had the effect of increasing accounts receivable and long-term debt by $92,000.

(5) Includes a one-time charge for expenses incurred in the early extinguishment of interest rate swaps of $4,600, less tax benefit of $1,200, or $0.02 per share as well as a one-time tax benefit related to a reserve adjustment from the completion of the audit of certain of the Company's prior year tax returns of $3,600, or $0.02 per share. Net income attributable to Amphenol Corporation and net income per common share–diluted for 2009 excluding the effects of these items are $317,600 and $1.83, respectively.

Directors

Martin H. Loeffler
Chairman

R. Adam Norwitt
President and
Chief Executive Officer

Ronald P. Badie

Stanley L. Clark

David P. Falck

Edward G. Jepsen

Andrew E. Lietz

John R. Lord

Dean H. Secord

Officers (Other than Directors)

Gary A. Anderson
Senior Vice President

Frank H. Carroccia
Vice President

Zachary W. Raley
Senior Vice President

Diana G. Reardon
Executive Vice President
and Chief Financial Officer

Richard Schneider
Senior Vice President

John Treanor
Vice President

Luc Walter
Senior Vice President

Di Yang
Vice President

David J. Jositas
Treasurer

Craig A. Lampo
Vice President and
Corporate Controller

Thomas Meotti
Vice President, Taxes

Jerome F. Monteith
Vice President, Human Resources

Edward C. Wetmore
Vice President, Secretary
and General Counsel

Operating Units

World Headquarters
Executive Offices
358 Hall Avenue
Wallingford, CT 06492
Phone: (203) 265-8900

Amphenol Military Aerospace and Industrial Operations

Amphenol Aerospace and Industrial Operations
40-60 Delaware Street
Sidney, NY 13838
Phone: (607) 563-5011

Amphenol Backplane Systems
18 Celina Avenue
Nashua, NH 03063
Phone: (603) 883-5100

Amphenol Borisch Technologies
4511 East Paris SE
Grand Rapids, MI 49512
Phone: (616) 554-9820

Amphenol Canada Corporation
605 Milner Avenue
Toronto, Ontario
Canada, M1B 5X6
Phone: (416) 291-4401

Amphenol Commercial Aerospace Division
40-60 Delaware Street
Sidney, NY 13838
Phone: (607) 563-5011

Amphenol Griffith Enterprises
6000 E. Coury Drive
Cottonwood, AZ 86326
Phone: (928) 634-3685

Amphenol Japan, Ltd.
471-1, Deba, Ritto-city
Shiga 520 3041, Japan
Phone: 81 77 553 8501

Amphenol Middle East Enterprises FZE
C-37, Old Office Building
Ajman, UAE
Phone: 9716 742 2494

Amphenol Nelson Dunn Technologies
17707 Valley View Avenue
Cerritos, CA 90703
Phone: (323) 724-3705

Amphenol Nexus Technology
50 Sunnyside Avenue
Stamford, CT 06902
Phone: (203) 327-7300

Amphenol Printed Circuits, Inc.
91 Northeastern Boulevard
Nashua, NH 03062
Phone: (603) 324-4500

Amphenol Radsok Solutions
34190 Riviera Drive
Fraser, MI 48026
Phone: (586) 294-7400

Amphenol Steward Enterprises
1921 Alta Vista
Midland, TX 79706
Phone: (432) 687-2553

Amphenol Tech Co., Ltd. Ind. Ops.
Phase 2, Sanzao Science and
Technology Industrial Park
State High Technology Zone
Zhuhai, China 519040
Phone: 86 755 2991 8389

Amphenol Technical Products International
2110 Notre Dame Avenue
Winnipeg, Manitoba
Canada R3H 0K1
Phone: (204) 697-2222

Amphenol Technology (Shenzhen) Co., Ltd.
Blk 5 Fuan 2nd Industrial Park
Dayang Rd., Fuyong Town
Shenzhen, China 518103
Phone: 86 755 2991 8389

Guangzhou Amphenol Sincere Flex Circuits Co., Ltd.
#A Wan An Industrial Park
Lanhe Town, Panyu District
Guangzhou, China 511480
Phone: 86 20 8483 4828

Amphenol International Military Aerospace and Industrial Operations

Amphenol Air LB GmbH
Am Kleinbahnhof 4
Saarlouis D-66740
Germany
Phone: 49 6831 981 018

Amphenol Air LB North America
3600 Boul, Matte, Suite J
Brossard, Quebec
J4Y 2Z2 Canada
Phone: (450) 444-1266

Amphenol Air LB S.A.S.
29, Voie d' Yvois
F-08110 Blagny, France
Phone: 33 3 2422 7849

Amphenol Air LB Vietnam
2nd Fl., Unit 2.7A e-Town 1 Bldg.
364 Cong Hoa Street
Tan Binh District
Ho Chi Minh City
Vietnam
Phone: 84 843 810 7051

Amphenol Alden Products Company
117 North Main Street
Brockton, MA 02301
Phone: (508) 427-7000

Amphenol Australia Pty. Ltd.
20 Industry Boulevard, Unit1
Carrum Downs, Victoria 3201
Melbourne, Australia
Phone: 61 3 8796 8888

Amphenol DaeShin Electronics and Precision Co., Ltd.
558 SongNae-Dong SoSa-Gu
Bucheon City, Kyunggi-Do
Korea 422-040
Phone: 82 32 610 3800

Amphenol Interconnect India Private Limited
105 Bhosari Industrial Area
Bhosari, Pune 411 026, India
Phone: 91 20 3068 8302

Amphenol Interconnect South Africa
58 Malcolm Moodie Crescent
Jet Park, 1469, Boksburg
Gauteng, South Africa
Phone: 27 11 397 60 69

Amphenol International Military Aerospace & Industrial Operations
Immeuble Le Doublon
11, Avenue Dubonnet
Courbevoie, 92407, France
Phone: 33 149 05 30 00

Amphenol Limited
Thanet Way, Whitstable
Kent, United Kingdom CT5 3JF
Phone: 44 1227 773 200

Amphenol LTW Technology Co., Ltd.
10F, No. 657-12, Zhongzheng Rd.
Xinzhuang District
New Taipei City,
24257 Taiwan
Phone: 886 2 2908 5626

Amphenol Optimize Manufacturing Co.
180 North Freeport Drive, W-10
Nogales, AZ 85621
Phone: (520) 397-7000

Amphenol PCD, Inc.
72 Cherry Hill Drive
Beverly, MA 01915
Phone: (978) 624-3400

Amphenol PCD (Shenzhen)
Building 21, 1st Liao Keng Industrial Zone,
Shi Yan Street
Bao An District
Shenzhen 518108 China
Phone: 86 755 8173 8000

Amphenol Provens S.A.S.
Promenade de l'Arve
74300 Thyez, France
Phone: 33 442 74 70 55

Amphenol Socapex S.A.S.
948, Promenade de l'Arve
B.P. 29
74311 Thyez Cedex, France
Phone: 33 4 5089 2800

Amphenol Tuchel Electronics Czech Republic
Hroznetinska 1344
363 01 Ostrov, Czech Republic
Phone: 420 359 900 333

Amphenol Tuchel Electronics GmbH
August-Haeusser-Strasse 10
74080 Heilbronn, Germany
Phone: 49 7131 929 0

China Amphenol Tuchel Electronics
20 Tianshan Road
Changzhou, Jiangsu 213022
Jiang Su Province, China
Phone: 86 519 8511 0301

European Sales Operations
Via Barbaiana 5
20020 Lainate
Milano, Italy
Phone: 39 02 932 541

Fiber Systems International, Inc.
1300 Central Expressway N.
Suite 100
Allen, TX 75013
Phone: (214) 547-2400

Kunshan Amphenol Zhengri Electronics Co., Ltd.
No. 2 DaTung Road
Peng Lang Township, Kunshan City
215333 Jiangsu Province, China
Phone: 86 512 5761 0501

SEFEE
Z.I. des Cazes-Route de Camaras
B.P. 243
12402 Saint Affrique Cedex, France
Phone: 33 5 65 98 1100

Sine Systems Corporation
44724 Morley Drive
Clinton Township, MI 48036
Phone: (586) 465-3131

Amphenol IT & Communications Products Group

Amphenol Cables on Demand
20 Valley Street
Endicott, NY 13760
Phone: (607) 321-2115

Amphenol Canada Corporation
605 Milner Avenue
Toronto, Ontario
Canada, M1B 5X6
Phone: (416) 291-4401

Amphenol (Changzhou) Advanced Connector Co., Ltd.
Block A, No. 6 Fengxi Road, South District
Wujin Hi-Tech Industrial Zone
Changzhou City, Jiangsu Province
PR China, Post 213164
Phone: 86 519 8652 6988

Amphenol Commercial Interconnect Korea Co., Ltd.
66, Saneop-ro 92beon-gil
Gwonseon-gu, Suwon-si
Gyeonggi-do 441 813 Korea
Phone: 82 31 290 2600

Amphenol Commercial Products (Chengdu) Co. Ltd.
Suite D3, Molding Tool Industry Park
West District of Chendgdu Tech Zone
Chengdu, 611743, China
Phone: 86 28 8798 8678

Amphenol East Asia Elect. Tech. Shenzhen Co., Ltd.
The 4th Ind. Dist. of Ind. Headquarters
Dong Keng Road, Gong Ming Town
Shenzhen 518132, China
Phone: 86 755 2717 7945

Amphenol East Asia Limited–Taiwan
5F, No. 361, Fusing 1st Road
Gueishan Township
Taoyuan County 333, Taiwan
Phone: 886 3 2647 200

Amphenol European Design Center
15 Rue Alexandre Vialatte-BP 349
39 105 Dole Cedex, France
Phone: 33 3 8482 9400

Amphenol High Speed Interconnect
200 Innovative Way, Suite #201
Nashua, NH 03062
Phone: (603) 879-3000

Amphenol Infocom Europe
Hoofdveste 19, 3992 DH
Houten, The Netherlands
Phone: 31 30 63 58023

Amphenol InterCon Systems, Inc.
2800 Commerce Drive
Harrisburg, PA 17110-9310
Phone: (717) 540-5660

Amphenol Shouh Min Industry Company
Blk 6, 4th Ind. Zone, Dawangshan
Shajing Town, Baoan District
Shenzhen, Guandong, China 518104
Phone: 86 755 8149 9081

Amphenol TCS
200 Innovative Way, Suite #201
Nashua, NH 03062
Phone: (603) 879-3000

Amphenol TCS de Mexico S.A. de C.V.
El Dorado 65 Colorado 2
Parque Industrial El Dorado
Mexicali, G.C., Mexico C.P. 21190
Phone: 52 686 559 5700

Amphenol TCS Integrated Systems
1900 McCarthy Boulevard, Suite 208
Milpitas, CA 95035
Phone: (408) 546-0105

Amphenol TCS Ireland Ltd.
Fitzwilliam Business Centre
Singleton House, Laurence St.
Drogheda County Louth, Ireland
Phone: 353 41 980 6970

Amphenol TCS Japan
72-1, Eda-cho, Aoba-ku
Yokohama 225-0013 Japan
Phone: 81 45 914 5100

Amphenol TCS Penang
Plot 88, Jalan Perindustrain Bukit Minyak
Kawasan Perindustrain Bukit Minyak
MK 13, 14000 Bukit Mertajam
Pulau Pinang, Malaysia
Phone: 604-5038200

Amphenol TCS Precision Metal Stamping & Insert Molding
3936 West Point Blvd.
Winston-Salem, NC 27103
Phone: (336) 794-1097

Amphenol TCS Sdn Bhd
No. 2233 (lot 7678)
Lorong IKS Bukit Minyak 1m
Tarman Perindustrian IKS Bukit Minyak
14000 S.P.T. Bukit Mertajam
Penang, Malaysia
Phone: 60 4 501 3399

Amphenol TCS Sdn Bhd (Malaysia)
1478 Lorong Perusahaan Maju 8
Tarman Perindustrian Bukit Tengah
13600 Prai, Penang, Malaysia
Phone: 60 4 509 6600

Amphenol TCS Shanghai
Room 6N 360 , South Pu Dong Road
New Shanghai Industrial Mansion (6th floor)
Pu Dong, Shanghai, China 200122
Phone: 86 21 5836 5500

Amphenol TCS Sweden
Box 1190, Knarrarnasgatan 7
SE-16440, Sweden
Phone: 46 8522 91849

Amphenol (Tianjin) Electronics Co., Ltd.
Wujing Road #17, Dongli
Economic Development Area
Tianjin 300300, China
Phone: 86 22 2498 3815

Asia Pacific Sales Operations
72 Bendemeer Rd., No. 03-32/33
Hiap Huat House, Luzerne
Singapore 339941
Phone: 65 6294 2128

China Amphenol Tuchel Electronics
20 Tianshan Road
New & High Tech & Ind. Dev. Zone
Changzhou, Jiangsu
213022, China
Phone: 86 519 8511 0301

East Asia Connector Services Ltd.
Waigaoqiao Free Trade Zone
2nd Fl., No. 271 Gang Ao Rd.
Shanghai 200131, China
Phone: 86 21 5865 1203

North America Commercial Products
200 Innovative Way, Suite #201
Nashua, NH 03062
Phone: (603) 674-1788

Spectra Strip
720 Sherman Avenue
Hamden, CT 06514
Phone: (203) 281-3200

Amphenol Worldwide RF & Microwave Operations

Amphenol Antenna Solutions Europe
Z.I. La De Boitardiere
Chemin du Roy, 37400
Amboise, France
Phone: 33 2 30 51 58

Amphenol Antenna Solutions, Inc.
1300 Capital Drive
Rockford, IL 61109
Phone: (815) 399-0001

Amphenol CNT (Xi'an) Technology Co., Ltd.
Bldg. A, 181 South Tai Bai Road
Xian City, Shaanxi Province 710065 China
Phone: 86 29 882 53388

Amphenol Connex Corporation
5069 Maureen Lane, Unit B
Moorpark, CA 93021
Phone: (805) 378-6464

Amphenol Japan Infocom
Nara Bldg. #2-7, F 2-2-8
Kohoku-ku, Yokohama-City
Kanagawa 222-0033, Japan
Phone: 81 45 473 9191

Amphenol Kai Jack (Shenzhen) Co. Ltd.
BLK DM 2 Tong Wei Ind. District
Ind. Headquarters, Gong Ming St.
Guang Ming New District
518132 Shenzhen, China
Phone: 86 755 2754 9918

Amphenol Malaysia Sdn Bhd
Plot 1A, Bayan Lepas Free Ind. Zone 1
11900 Penang, Malaysia
Phone: 60 4 641 5298

Amphenol Onniconnect India Private Limited
Plot #3/4B & 5A
CMDA's Industrial Area
Maraimalai Nagar
Tamil Nadu - 603209 India
Phone: 91 44 3748 0287

Amphenol RF
4 Old Newtown Road
Danbury, CT 06810
Phone: (203) 743-9272

Amphenol RF Asia Corp.
19th FL-1, No. 307
Sec 2, Minsheng Road
Tainan City 700, Taiwan ROC
Phone: 886 6266 1811

Amphenol RF - Europe
Hoofdveste 19, 3992 DH
Houten, The Netherlands
Phone: 31 30 63 58023

Amphenol Times Microwave, Inc.
358 Hall Avenue
Wallingford, CT 06492
Phone: (203) 949-8400

C&S Antennas, Inc.
720 21st Street Drive SE
Hickory, NC 28602
Phone: (828) 324-2454

Changzhou Amphenol Fuyang Communication Equip Co., Ltd.
#6 Fengi Road
Wujin Hi-Tech District
Changzhou, Jiangsu 213164, China
Phone: 86 519 652 0303

Jaybeam Ltd.
Rutherford Drive, Park Farm South
Wellingborough, Northamptonshire
NW8 6AX United Kingdom
Phone: 44 1933 408 409

SV Microwave Components Group, Inc.
2400 Centrepark West Drive
West Palm Beach, Florida 33409
Phone: (561) 840-1800

Times Microwave Shanghai
Bldg 4, No. 318, Yuan Shan Road
Shanghai, China 201108
Phone: 86 21 5176 1200

Amphenol Cable Group

Amphenol-TFC (Changzhou) Communications Equipment Co., Ltd.
100 Hehai Road,
Changzhou New & High Technology & Industrial Development Zone,
Changzhou, Jiangsu 213022 China
Phone: 86 519 510 3918

Amphenol TFC do Brasil Ltda.
Rod. Governador Drive
Adhemar P. de Barros
Km. 121,5 (SP340)
CEP 13088-061 Campinas
Sao Paulo, Brazil
Phone: 55 19 3757 1166

Holland Electronics
2935 Golf Course Drive
Ventura, CA 93003
Phone: (800) 628-4511

TFC Broadband Solutions Division
180 North Freeport Drive, W-10
Nogales, AZ 85621
Phone: (520) 397-7026

TFC South America S.A.
A.V. Sarmiento
N786-9A H3500BJU
Resistencia Chaco
Argentina
Phone: 54 11 4816 4876

Times Fiber Canada Ltd.
580 O'Brien Road
Renfrew, Ontario
K7V 3Z2 Canada
Phone: (613) 432-8566

Times Fiber Communications, Inc.
358 Hall Avenue
Wallingford, CT 06492
Phone: (203) 265-8500

Times Fiber Communications, Inc.
380 Tightsqueeze Industrial Road
Chatham, VA 24531
Phone: (434) 432-1800

U-JIN Cable Industrial Co. Ltd.
167-4 Nae Pan Ri, Dong-Meon
Yeon Ki-Kun, chung Nam-do
South Korea 339-861
Phone: 82 41 864 2858

Amphenol Mobile Consumer Products Group

Amphenol Finland Oy
Kutojantie 2C
02630 Espoo, Finland
Phone: 358 020 850600

Amphenol Greater China and Japan Sales
2604 Railway Plaza
39 Chatham Road South
TST, Kowloon, Hong Kong
Phone: 852 2699 2663

Amphenol Hangzhou Phoenix Telecom Parts Co., Ltd.
No. 98-5 (South) RD #19
Hangzhou Eco Tec Dev Zone
Hangzhou, Zhejiang
310018 China
Phone: 86 571 8671 4425

Amphenol Malaysia Sdn Bhd
156, Banyan Lepas Free Ind. Zone 1
11900 Bayan Lepas
Penang, Malaysia
Phone: 60 4 644 8628

Amphenol MCP India Pvt. Ltd.
No. 680, RI Road North
Sri City Sez, Sathyavedu
Chittoor, 517 588, A.P. India
Phone: 91 988 0939 359

Amphenol MCP Korea Limited
590-25, Cheong-yo-ri, Bibong-myun,
Hwasung-si, Kyounggi-do
Korea 445-843
Phone: 82 31 355 2222

Amphenol Mobile Consumer Products Group HQ
2604 Railway Plaza
39 Chatham Road South
TST, Kowloon, Hong Kong
Phone: 852 2699 2663

Amphenol (Qujing) Technologies Co. Ltd.
No. 1 Ren Min Gong She, Jing Yang Rd.
West City Industry Park
Qujing Economic Development Zone
YunNam, China 655000
Phone: 86 874 890 2724

Amphenol T&M Antennas, Inc.
100 Tri-State International, Suite 265
Lincolnshire, IL 60069
Phone: (847) 478-5600

Amphenol Taiwan Corp.
No. 71, Lane 956, Jungshan Road
Taoyuan City, Taiwan ROC 33072
Phone: 886 3 3786 960

Shanghai Amphenol Airwave Communication Electronic Co., Ltd.
No. 689 Shennan Road
Xinzhuang Industrial Park
Shanghai 201108, China
Phone: 86 21 6125 5222

Amphenol Global Interconnect Systems Group

Amphenol AssembleTech
Center at Cypress Creek
Building C-3
20455 State Highway 249, Suite 100
Houston, TX 77070
Phone: (281) 340-6500

Amphenol AssembleTech Xiamen
39B Qianpu Ind. Estate
Xiamen, Fujian 361009
China
Phone: 86 592 593 6666

Amphenol Backplane Assembly & Integration
Fitzwilliam Business Centre
Singleton House, Laurence St.
Drogheda, County Louth, Ireland
Phone: 353 41 980 6970

Amphenol (Changzhou) Connector Systems Co., Ltd.
Block B, No. 6 Fengxi Road, South District
Wujin Hi-Tech Industrial Zone
Changzhou City, Jiangsu Province
PR China, Post 213164
Phone: 86 519 8652 6988

Amphenol ConneXus AB
Norrbackagatan 47, S-100 31
Stockholm, Sweden
Phone: 46 8 54 5470 70

Amphenol ConneXus AEOU
Laanemere tee 72A
Tallinn, 139 14, Estonia
Phone: 372 654 8419

Amphenol Fiber Optic China
2 Changfeng Rd., Dongkeng Community
Gongming Town, Guangming District
Shenzhen China 518106
Phone: 86 755 717 7945

Amphenol Fiber Optic Products
2100 Western Court, Suite #300
Lisle, IL 60532
Phone: (630) 960-1010

Amphenol Fiber Optic Technology (Shenzhen) Co., Ltd.
3rd Fl., Block 25, Wangtang Ind.
Xinwei, Xili Town, Nanshan District
Guangdon Province
Shenzhen 518055 China
Phone: 86 755 2675 6086

Amphenol GIS Europe
Norrbackagatan 47
S-100 31 Stockholm
Sweden
Phone: 46 8 5454 7070

Amphenol Global Interconnect Systems
200 Innovative Way, Suite #201
Nashua, NH 03062
Phone: (603) 879-3000

Amphenol Interconnect Products Corporation
20 Valley Street
Endicott, NY 13760
Phone: (607) 754-4444

Amphenol TCS de Mexico S.A. de C.V.
El Dorado 65 Colorado 2
Parque Industrial El Dorado
Mexicali, G.C.
Mexico C.P. 21190
Phone: 52 686 559 5700

Guangzhou Amphenol Electronics Communications Co., Ltd.
No. 5 Jian Ta Shan Road
Ke Xue Cheng, Guangzhou
510663, China
Phone: 86 20 6284 3688

Tel-Ad Electronics Ltd.
13 Atir Yeda Street
POB 2408 Kfar Saba
44641 Israel
Phone: 972 9 7634111

Amphenol Automotive Products Group

Amphenol Adronics, Inc.
608 East 13th Street
Hays, KS 67601
Phone: (785) 625-3000

Amphenol Filec, S.A.S.
Z.I. rue de Dissee, B.P. 40
79600 Airvault, France
Phone: 33 5 4970 8570

Amphenol Tuchel Electronics GmbH
Hronznetinska 1344
363 01 Ostrov, Czech Republic
Phone: 420 359 900 383

Amphenol Tuchel Electronics GmbH
August-Haeusser-Strasse 10
74080 Heilbronn, Germany
Phone: 49 7131 929 0

Amphenol Tuchel Electronics - North America
6900 Haggerty Road
Suite 200
Canton, MI 48187
Phone: (734) 451-6400

Amphenol Tunisia SARL
Z.I. El Fahs-B.P. 67
El Fahs, 1140
Tunisia
Phone: 216 72 670 393

Cemm Mex, S.A. de C.V.
Carretera a Reynosa Km 12.6
Iris #105, Kalos Park
Guadallupe N.L., C.P. 67190
Phone: 52 81 8865 9200

Cemm Thome SK, spol s.r.o.
Budovatelska 38
08001 Presev, Slovak Republic
Phone: 421 51 756 0620

China Amphenol Tuchel Electronics GmbH
20 Tianshan Road
Changzhou, Jiangsu
213022 China
Phone: 86 519 8560 1838

Deutgen Kunststofftechnik GmbH
Kumpenkampsheide 1 29320
Hermannsburg, Germany
Phone: 49 5052 9888 80

FEP Fahrzeugelektrik Pirna GmbH
Hugo-Kuettner-Strasse
01796 Pirna Germany
Phone: 49 35 01 514 90

Filec-Lectric SARL
Z.I. El Fahs-B.P. 67
El Fahs, 1140
Tunisia
Phone: 216 72 670 211

Guangzhou FEP Automotive Electric Co., Ltd.
No. 23, SongShan Road
ShiLou Town, PanYu District
511442 Guangzhou, China
Phone: 86 20 348255 350

KE Ostrov-Elektric s.r.o.
Stare Sedliste 344, CZ 348 01
Czech Republic
Phone: 420 374 799 217

KE Ostrov-Elektrik s.r.o.
Hronznetinska 1344
Ostrov, CZ 363 01
Czech Republic
Phone: 420 359 900 314

Konfektion E Elektronik GmbH
Im Klingenfeld 21
74594 Kressberg-Marktlustenau
Germany
Phone: 49 7957 9886 0

Konfektion E-SK s.r.o.
Jilemnickeho 5
Presov, SK 080 01
Slovakian Republic
Phone: 42 151 7470 701

Amphenol Rest of World Operations

Amphenol Argentina
Avenida Callao 930, 2nd Floor
C1023AAP Buenos Aires
Argentina
Phone: 54 11 4815 6886

Amphenol do Brasil Ltda
Rua Diogo Moreira 132, 20 andar
CEP 05423-010, Sao Paulo Brazil
Phone: 55 11 3815 1003

Amphenol Mexico
Prolongacion Reforma 61-6 B2
Col. Paseo de las Lomas
C.P. 01330 Mexico D.F.
Phone: 52 55 5258 9984

Amphenol Russia
8-2 Yaroslavskaja Street
129164 Moscow
Russia
Phone: 7 495 937 6341

Amphenol South Africa
30 Impala Road
2196 Chislehurston, Sandton
South Africa
Phone: 27 11 783 9517

Amphenol Turkey
Maslak Mah.
Bilim Sokak Sun Plaza, Kat 15
34398 Maslak Sisli
Istanbul, Turkey
Phone: 90 212 367 9219

Shareholder Information

World Headquarters
358 Hall Avenue
P.O. Box 5030
Wallingford, CT 06492
(203) 265-8900
www.amphenol.com

Stock Listing
New York Stock Exchange
Symbol: APH

Registrar and Transfer Agent for Common Stock
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Stockholder Inquiries 1-877-282-1168
http://www.computershare.com

Annual Meeting
See Proxy material for time and location.

Certifications

The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2 to the Form 10-K for the year ended December 31, 2012. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



Worldwide Management Meeting

Evian-les-Bains, France

FEBRUARY 2013

Amphenol

Amphenol Corporation
World Headquarters
358 Hall Avenue
Wallingford, CT 06492

203-265-8900
www.amphenol.com